SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Quarterly Financial Information for

the period ended March 31, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Financial Position as of March 31, 2026 and December 31, 2025 In thousands of reais

		Individual		Consolidated
	Note	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025

Current Assets
Cash and cash equivalents	7	3,155,200	4,569,998	3,540,240	4,663,226
Financial investments	8	15,537,279	7,693,630	15,641,914	7,707,745
Trade receivables	10 (a)	4,518,755	4,406,829	4,571,688	4,413,449
Accounts receivable from related parties	11 (a)	276,021	276,282	276,096	276,388
Inventories		125,569	21,863	125,780	22,061
Restricted cash	9	17,864	9,575	17,864	9,575
Taxes Recoverable	20 (a)	1,436,108	1,295,237	1,540,437	1,295,310
Assets held for sale		48,150	26,864	48,150	26,864
Other assets		173,748	159,500	187,137	141,892
Total current assets		25,288,694	18,459,778	25,949,306	18,556,510

Non-current Assets
Trade receivables	10 (a)	367,159	258,544	367,159	258,544
Accounts receivable from related parties	11 (a)	852,234	862,782	852,234	862,782
Escrow Deposits		128,989	120,021	190,446	120,021
Deferred income and social contribution taxes	22 (a)	—	—	41,513	—
Taxes Recoverable	20 (a)	—	—	267,575	—
Other assets		32,503	33,509	32,502	33,509

Investments	12	1,479,309	494,088	243,146	254,358
Investment properties		11,478	49,933	328,066	49,933
Contract asset and other concession assets	13	14,255,616	11,006,489	14,268,245	11,018,516
Financial Asset of the Concession	15	22,125,879	21,665,330	22,321,254	21,665,330
Intangible assets	14	50,071,845	50,354,751	50,732,495	50,492,473

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Financial Position as of March 31, 2026 and December 31, 2025 In thousands of reais

Property, plant, and equipment	16	915,655	890,791	1,124,763	890,791
Total non-current assets		90,240,667	85,736,238	90,769,398	85,646,257

Total Assets		115,529,361	104,196,016	116,718,704	104,202,767

		Individual		Consolidated
	Note	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025

Current Liabilities
Trade payables and contractors		842,069	2,398,445	872,111	2,400,046
Services payable	27	2,598,708	2,767,899	2,601,742	2,772,416
Borrowings and financing	17	4,884,127	5,132,890	4,872,680	5,092,816
Labor and social obligations	25	407,495	699,629	435,732	699,629
Taxes and contributions payable	20 (b)	292,239	614,078	303,085	615,592
Deferred PIS/Cofins taxes	21	81,432	89,049	81,432	89,049
Dividends and interest on capital payable	28	2,059,850	2,059,850	2,063,503	2,059,850
Provisions	23 (a)	1,380,446	1,370,013	1,380,446	1,370,013
Public-Private Partnership - PPP	14 (c)	473,049	469,687	473,049	469,687
Derivative financial instruments	19	1,142,171	521,832	1,484,755	661,421
Performance Agreements	14 (f)	125,766	120,776	125,766	120,776
Other liabilities		218,446	201,620	228,068	201,619
Total current liabilities		14,505,798	16,445,768	14,922,369	16,552,914

Non-current Liabilities
Borrowings and financing	17	47,114,306	35,168,713	46,769,945	35,049,531
Deferred income and social contribution taxes	22 (a)	3,076,274	3,129,908	3,076,274	3,129,908
Deferred PIS/Cofins	21	1,218,870	1,191,916	1,218,870	1,191,916
Provisions	23 (a)	537,877	533,399	711,943	533,399

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Financial Position as of March 31, 2026 and December 31, 2025 In thousands of reais

Pension plan obligations	26	2,136,163	2,140,161	2,407,944	2,140,161
Public-Private Partnership - PPP	14 (c)	2,851,931	2,856,008	2,851,931	2,856,008
Performance Agreements	14 (f)	3,543	6,151	3,543	6,151
Contract liabilities	24	—	—	626,985	—
Other liabilities		383,643	322,868	304,875	341,655
Total non-current liabilities		57,322,607	45,349,124	57,972,310	45,248,729

Total liabilities		71,828,405	61,794,892	72,894,679	61,801,643

Equity
Capital stock		21,379,216	21,210,000	21,379,216	21,210,000
Capital reserves		65,843	30,219	65,843	30,219
Earnings reserves		21,348,996	21,518,212	21,348,996	21,518,212
Treasury shares		(475,385)	(475,385)	(475,385)	(475,385)
Equity valuation adjustments		117,652	118,078	117,652	118,078
Retained earnings		1,264,634	—	1,264,634	—
Total Equity - Controlling		43,700,956	42,401,124	43,700,956	42,401,124
Non-Controlling Shareholders		—	—	123,069	—
Total equity	28	43,700,956	42,401,124	43,824,025	42,401,124

Total Liabilities and Equity		115,529,361	104,196,016	116,718,704	104,202,767

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Income for the Periods ended March 31, 2026 and 2025 In thousands of reais, unless otherwise stated

		Individual		Consolidated
	Note	January to March 2026	January to March 2025	January to March 2026	January to March 2025

Net operating revenue	31	9,954,560	8,416,021	9,964,842	8,426,200
Operating costs	32	(6,044,720)	(4,894,875)	(6,049,315)	(4,905,642)

Gross profit		3,909,840	3,521,146	3,915,527	3,520,558

Selling expenses	32	(150,560)	(172,053)	(150,846)	(172,297)
Allowance for doubtful accounts	10 (c)	(53,493)	(136,407)	(53,602)	(136,699)
Administrative expenses	32	(314,963)	(399,244)	(316,898)	(397,138)
Other operating income (expenses), net	34	(19,800)	18,123	(18,827)	18,124
Equity accounting	12	12,112	12,567	8,311	11,348

Profit from operations before financial income (expenses)		3,383,136	2,844,132	3,383,665	2,843,896

Financial income, net	33	(1,027,004)	(594,447)	(1,026,100)	(592,970)

Profit before income and social contribution taxes		2,356,132	2,249,685	2,357,565	2,250,926

Income and social contribution taxes
Current	22 (c)	(660,735)	(694,920)	(662,168)	(696,161)
Deferred	22 (c)	53,634	(72,673)	53,634	(72,673)
		(607,101)	(767,593)	(608,534)	(768,834)

Profit for the period		1,749,031	1,482,092	1,749,031	1,482,092
Earnings per share - basic and diluted (in reais)	29	0.50	0.43	0.50	0.43

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Comprehensive Income for the Periods ended March 31, 2026 and 2025 In thousands of reais, unless otherwise stated

		Individual and Consolidated
	Note	January to March 2026	January to March 2025

Profit for the period		1,749,031	1,482,092
Items which will be subsequently reclassified to the income statement:		(426)	(12,226)
Retained earnings (accumulated losses) on cash flow hedge, net of taxes	19	—	(12,226)
Other adjustments		(426)	—
Total comprehensive income for the period		1,748,605	1,469,866

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statement of Changes in Equity for the Periods ended March 31, 2026 and 2025 In thousands of reais, unless otherwise stated

		Earnings reserves
	Note	Capital stock	Treasury shares	Capital Reserve	Legal reserve	Investment reserve	Retained Earnings/ Accumulated Losses	Equity valuation adjustments	Non- Controlling Shareholders	Total
Individual and Consolidated
Balances as of December 31, 2024		15,000,000	-	-	2,343,583	19,304,132	—	280,339	—	36,928,054
Profit for the period		-	-	-	-	-	1,482,092	-	-	1,482,092
Gains and losses on financial instruments		-	-	-	-	-	-	(12,226)	-	(12,226)
Total comprehensive income/(loss) for the period		-	-	-	-	-	1,482,092	(12,226)	-	1,482,092
Capital increase		3,400,000	-	-	-	(3,400,000)	-	-	-	-
Balances as of March 31, 2026		18,400,000	-	-	2,343,853	15,904,132	1,482,092	268,113	-	38,397,920

Balances as of December 31, 2025		21,210,000	(475,385)	30,219	2,766,686	18,751,526	—	118,078	—	42,401,124
Profit for the period		—	—	—	—	—	1,749,031	—	—	1,749,031
Other adjustments		—	—	—	—	—	—	(426)	—	(426)
Total comprehensive income/(loss) for the period		—	—	—	—	—	1,749,031	(426)	—	1,748,605
Capital increase	28 (a)	169,216	—	—	—	(169,216)	—	—	—	—
Long-Term Incentive Plan	28 (b)	—	—	35,624	—	—	—	—	—	35,624
Addition of non-controlling interest arising from business combination	4	—	—	—	—	—	—	—	417,090	417,090
Acquisition of non-controlling interest	4	—	—	—	—	—	(484,397)	—	(294,021)	(778,418)
Balances as of March 31, 2026		21,379,216	(475,385)	65,843	2,766,686	18,582,310	1,264,634	117,652	123,069	43,824,025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Cash Flows for the Periods ended March 31, 2026 and 2025 In thousands of reais, unless otherwise stated

	Individual		Consolidated
	January to March 2026	January to March 2025	January to March 2026	January to March 2025
Cash flows from operating activities
Profit before income and social contribution taxes	2,356,132	2,249,685	2,357,565	2,250,926
Adjustments for reconciliation of net income:
Depreciation and amortization	696,237	582,326	697,472	583,560
Residual value of property, plant and equipment, intangible assets and investment properties written-off	1,587	934	1,587	934
Allowance for doubtful accounts	53,493	136,407	53,602	136,699
Provisions and inflation adjustments on provisions	29,833	158,411	29,833	158,411
Interest calculated on borrowings and financing payable	1,292,903	646,698	1,292,903	646,698
Interest and inflation adjustments, net	(546,103)	(159,898)	(547,396)	(160,113)
Derivative financial instruments and mark-to-market	228,068	4,570	228,068	4,570
Financial Charges from Customers	(78,220)	(87,593)	(78,222)	(87,593)
Provision for Consent Decree (TAC), Knowledge Retention Program (KRP) and Incentivized Dismissal Program (IDP) and Voluntary Dismissal Program (VDP)	69,893	(295,866)	69,893	(295,866)
Equity Accounting	(12,112)	(12,567)	(8,311)	(11,348)
Interest and inflation adjustment (PPP)	122,675	159,821	122,675	159,821
Municipal transfers	175,359	120,900	175,452	120,900
Pension plan obligations	41,154	65,272	41,154	65,272
Deferred PIS and Cofins on financial asset of the concession	31,680	62,885	31,680	62,885
Financial asset of the concession - restatement	(342,488)	(420,229)	(342,488)	(420,229)
Other adjustments	56,089	(12,038)	73,023	(9,040)
	4,176,180	3,199,718	4,198,490	3,206,487
Changes in assets
Trade receivables	(184,274)	(148,653)	(184,664)	(152,222)
Related-party balances and transactions	35,173	70,291	35,204	70,287
Inventories	(99,009)	(50,672)	(99,022)	(50,672)
Taxes Recoverable	(128,326)	(21,571)	(128,743)	(21,577)
Escrow Deposits	(8,968)	41,907	(8,968)	41,907
Other assets	(18,474)	35,595	83,783	33,147

Changes in liabilities
Trade payables and contractors	(97,729)	(749,490)	(58,955)	(746,743)
Services payable	(344,550)	423,096	(346,126)	422,455
Labor and social obligations	(370,777)	(12,261)	(370,777)	(12,261)
Taxes and contributions payable	(366,900)	(305,290)	(366,970)	(304,152)
Deferred PIS/Cofins	(12,343)	(24,012)	(12,343)	(24,012)
Provisions	(14,922)	(55,701)	(14,922)	(55,701)
Pension plan obligations	(62,453)	(57,008)	(62,453)	(57,008)
Other liabilities	43,578	(119,858)	(73,955)	(119,731)
Cash generated from operations	2,546,206	2,226,091	2,589,579	2,230,204

Interest Paid	(1,268,116)	(760,885)	(1,210,954)	(760,885)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Cash Flows for the Periods ended March 31, 2026 and 2025 In thousands of reais, unless otherwise stated

Income and social contribution taxes paid	(615,674)	(366,447)	(616,987)	(368,799)

Net cash generated from operating activities	662,416	1,098,759	761,638	1,100,520

Cash flows from financing activities
Acquisition of contract assets, intangible assets and property, plant and equipment	(5,016,963)	(1,548,895)	(5,056,694)	(1,549,922)
Restricted cash	(7,996)	(1,395)	(7,996)	(1,395)
Financial investments - Investment	(18,889,693)	(4,352,868)	(18,982,625)	(4,360,677)
Financial investments - Redemption	11,564,384	4,432,087	11,567,987	4,437,855
Dividends received	8,156	-	8,156	-
Acquisition of subsidiary, net of cash acquired (consolidated)	(682,643)	-	(302,293)	-
Net cash used in investment activities	(13,024,755)	(1,471,071)	(12,773,465)	(1,474,139)

Cash flows from financing activities
Borrowings and financing
Funding	13,873,101	3,636,828	13,873,101	3,636,828
Amortization	(1,550,259)	(1,126,479)	(1,550,259)	(1,126,479)
Acquisition of non-controlling interests	(739,343)	—	(739,343)	—
Public-Private Partnership - PPP	(123,390)	(136,484)	(123,390)	(136,484)
Derivative financial instruments - paid	(512,568)	(42,699)	(571,268)	(42,699)
Net cash generated from (used in) financing activities	10,947,541	2,331,166	10,888,841	2,331,166

Increase / (decrease) in cash and cash equivalents in the period	(1,414,798)	1,958,854	(1,122,986)	1,957,547

Represented by:
Cash and cash equivalents at the beginning of the period	4,569,998	1,681,204	4,663,226	1,682,606
Cash and cash equivalents at the end of the period	3,155,200	3,640,058	3,540,240	3,640,153
Increase / (decrease) in cash and cash equivalents in the period	(1,414,798)	1,958,854	(1,122,986)	1,957,547

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Value Added for the Periods ended March 31, 2026 and 2025 In thousands of reais

		Individual		Consolidated
	Note	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Revenue
Sanitation services (includes FAUSP)	31	6,739,003	6,329,839	6,406,603	6,339,411
Construction		3,632,709	2,587,970	3,633,311	2,588,996
Other revenue		6,558	23,569	7,531	23,569
Allowance for doubtful accounts	10 (c)	(53,493)	(136,407)	(53,602)	(136,699)
		10,324,777	8,804,971	10,336,331	8,815,277
Inputs purchased from third parties
Operating and construction costs		(4,646,824)	(3,542,731)	(4,650,069)	(3,532,660)
Materials, electricity, outsourced services, and others		(218,263)	(365,417)	(220,309)	(366,792)
Other operating expenses	34	(24,855)	(4,165)	(24,852)	(4,163)
		(4,889,942)	(3,912,313)	(4,895,230)	(3,903,615)

Gross value added		5,434,835	4,892,658	5,441,101	4,911,662

Retentions
Depreciation and amortization	32	(696,237)	(582,326)	(697,472)	(583,560)

Wealth created by the Company		4,738,598	4,310,332	4,743,629	4,328,102

Wealth received in transfer
Equity Accounting	12	12,112	12,567	8,311	11,348
Financial income		1,217,179	362,550	1,373,599	364,084
		1,229,291	375,117	1,381,910	375,432

Total value added to distribute		5,967,889	4,685,449	6,125,539	4,703,534

Value added distribution

Personnel
Direct Compensation		418,426	385,655	418,508	385,940
Benefits		90,245	166,634	90,272	166,634
Guarantee Fund for Length of Service (FGTS)		37,830	77,596	37,837	77,596
		546,501	629,885	546,617	630,170
Taxes, fees, and contributions
Federal		1,136,887	1,382,348	1,138,767	1,385,464
State		53,702	49,596	53,825	49,628
Municipal		25,956	17,492	25,956	17,492
		1,216,545	1,449,436	1,218,548	1,452,584
Value distributed to providers of capital
Interest, exchange rate changes and inflation adjustments		2,446,479	1,113,502	2,601,995	1,128,153
Rentals		9,333	10,534	9,348	10,535
		2,455,812	1,124,036	2,611,343	1,138,688
Value distributed to shareholders
Retained earnings		1,749,031	1,482,092	1,749,031	1,482,092
		1,749,031	1,482,092	1,749,031	1,482,092

Value added distributed		5,967,889	4,685,449	6,125,539	4,703,534

May 7, 2026

•	1Q26 adjusted EPS³ of R$0.44 versus R$0.34 in 1Q25
•	R$3.7 bn Capex in 1Q26 aimed at universal access, +31% y/y

SÃO PAULO, SP – Sabesp (SBSP3) reported adjusted earnings of R$0.44 per share in the 1Q26, compared to R$0.34 per share in the same period of the previous year.

“We entered 2026 maintaining strong execution momentum. In 1Q26, investments totaled R$3.7 billion, a 31% increase versus 1Q25, supporting operational expansion and service quality improvements. Adjusted EBITDA reached R$3.8 billion (+26% y/y) and Adjusted Net Income¹ totaled R$1.6 billion (+32% y/y), reinforcing the consistency of our operating performance and financial discipline,” said Daniel Szlak, CFO of Sabesp.

“Beyond the financial results, our priority continues to be delivering tangible advances in sanitation coverage and service standards. We are consistently outperforming the U-Factor benchmarks for the 2024–2026 cycle, with targets at 87% in water supply, 77% in sewage collection, and 71% in sewage treatment, reflecting sustained operational improvements rather than one-off gains.

Our investment program is driving broad social and economic impact by expanding access to essential services while strengthening communities through large-scale infrastructure execution, positioning the Company to sustain and scale these outcomes throughout 2026,” said Carlos Piani, CEO of Sabesp.

Consolidated Results

For the quarter ended March 31, 2026, Sabesp reported adjusted earnings per share³ of R$0.44 compared to R$0.34 recorded in the same period of the previous year. Performance was driven by volume growth resulting from new connections (U-Factor targets fully attained), tariff gains and better collection, partially offset by the change in customer mix, with the expansion of consumers with access to subsidized rates².

The quarter sustained strong efficiency gains, driven by reductions in general and administrative expenses, headcount reduction, power optimization with shifts to the free market, and better collection rates. As a result, Adjusted EBITDA increased by 26%, reaching R$3.8 billion in 1Q26, while Adjusted Net Income grew by 32%, totaling R$1.6 billion

Sabesp invested R$3.7 bn in 1Q26, a 31% increase over the same period of the previous year, focusing on expansion projects directly aimed at meeting universalization targets.

Earnings Conference Call

Will be held on May 8, 2026, at 10:00 AM (Brasília time). Access link is available at the Company’s Investor Relations website. The presentation has been made available at the same website. An audio recording of the call will be posted at the same website.

1.	Excluding the update of the financial asset (indemnification)
2.	Covered from July/25 onward by the amendment signed between Sabesp and URAE-1 (https://semil.sp.gov.br/urae1/wpcontent/uploads/sites/26/2025/08/2-Termo_Aditivo_Assinado_URAE1_ARSESP_SABESP.pdf)
3.	Considers the stock split in the proportion 1:5 as approved in the EGM of April 28, 2026

REPORTED INCOME STATEMENT (CONSOLIDATED)

R$ mn

		1Q26	1Q25	Var. (R$)%
	Revenue from Operations	6,366	6,120	247	4.0
	FAUSP	40	(200)	240	(120.0)
	Financial Asset	342	420	(78)	(18.5)
	Sales Tax	(418)	(502)	85	(16.9)
(=)	Net Sanitation Revenue	6,332	5,837	494	8.5
	Construction revenues	3,633	2,589	1,044	40.3
(=)	Net Revenue	9,965	8,426	1,538	18.3
	Construction costs	(3,633)	(2,589)	(1,044)	40.3
	Operating Costs and expenses	(2,241)	(2,439)	199	(8.1)
	Other operating income/(expense), net	(19)	18	(37)	(203.9)
	Minority Interest	8	11	(3)	(26.8)
(=)	EBITDA	4,080	3,427	653	19.1
(%)	Margin	41%	41%	-	0.3
	Depreciation and Amortization	(697)	(584)	(114)	19.5
(=)	EBIT	3,383	2,844	539	19.0
	Net Financial result	(1,025)	(593)	(432)	72.9
(=)	EBT	2,358	2,251	107	4.7
	Income tax	(609)	(769)	160	(20.8)
(=)	Net income	1,749	1,482	267	18.0
(%)	Margin	18%	18%	-	(0.0)
	EPS (R$)	0.50	0.43	-	-

ADJUSTED INCOME STATEMENT (CONSOLIDATED)

1Q26

R$ mn

		1Q26	Adjustments			1Q26 Adjusted	1Q25 Adjusted	Var. (R$)%
			Financial Asset	Construction	Non-Recurring
	Revenue from Operations	6,366	-	-	-	6,366	6,120	247	4.0
	FAUSP	40	-	-	-	40	(200)	240	(120.0)
	Financial Asset	342	342	-	-	-	-	-	-
	Sales Tax	(418)	(32)	-	-	(386)	(491)	105	(21.5)
(=)	Net Sanitation Revenue	6,332	311	-	-	6,021	5,428	593	10.9
	Construction revenues	3,633	-	3,633	-	-	-	-	-
(=)	Net Revenue	9,965	311	3,633	-	6,021	5,428	593	10.9
	Construction costs	(3,633)	-	(3,633)	-	-	-	-	-
	Operating Costs and expenses	(2,241)	-	-	-	(2,241)	(2,449)	209	(8.5)
	Other operating income/(expense), net	(19)	-	-	(16)	(3)	18	(21)	(115.6)
	Minority Interest	8	-	-	-	8	11	(3)	(26.8)
(=)	EBITDA	4,080	311	-	(16)	3,786	3,008	778	25.9
(%)	Margin	41%	-	-	-	63%	55%	-	7.5
	Depreciation and Amortization	(697)	-	-	-	(697)	(584)	(114)	19.5
(=)	EBIT	3,383	311	-	(16)	3,088	2,425	664	27.4
	Net Financial result	(1,025)	-	-	-	(1,025)	(638)	(387)	60.7
(=)	EBT	2,358	311	-	(16)	2,063	1,787	276	15.5
	Income tax	(609)	(106)	(0)	5	(508)	(611)	103	(16.8)
(=)	Net income	1,749	205	-	(11)	1,554	1,176	379	32.2
(%)	Margin	18%	-	-	-	26%	22%	-	4.2
	EPS (R$)*	0.50	-	-	-	0.44	0.34	-	-

*Balance adjusted by construction revenue/cost

Non-recurring effects on 1Q26 EBITDA: R$ (16) mn related to M&A expenses.

Due to the migration to SAP S/4HANA, a temporary cutover reduced March 2026 billing by two days. This effect negatively impacted billing volumes and revenues in the period and is expected to be recovered over the subsequent months.

In 1Q26, total water production reached 778 million cubic meters, 4.6% lower year-over-year compared to 1Q25. This decline reflects a milder summer, with average temperatures 3.3 °C lower than last year, as well as the application of SP Aguas operational rule of the night pressure management implemented for approximately 10 hours per day to enhance the system resilience.

ADJUSTED NET REVENUE

Adjusted net revenue from sanitation services, considering FAUSP and taxes, totaled R$ 6,021 mn in 1Q26, an increase of +10.9% vs 1Q25. The main factors that impacted revenue in the period were:

•	+11.9% in net price: +9.1% tariff phase-in and +2.8% due to commercial initiatives (large clients and revenue assurance);
•	+2.4% in volume: New units +2.9%, partially offset by lower average temperature (3.3)ºC and lower reservoir levels, affecting consumption per capita negatively;
•	(3.4)% in mix: Growth in units with access to subsidized rates;

CONSUMPTION BY CATEGORY

	Billed Volume (millions of m³)			Average Rate (R$/m³)
Category	1Q26	1Q25%		1Q26	1Q25%
Residential	949	939	1.1	4.31	4.21	2.3
Commercial	95	98	(3.3)	15.46	15.04	2.8
Industrial	17	18	(8.6)	20.82	19.06	9.2
Total Retail	1,061	1,055	0.5	5.57	5.47	1.7
Wholesale	13	13	(3.0)	3.02	2.76	9.1
Others¹	23	30	(24.6)	21.62	16.39	31.9
Total	1,096	1,098	(0.2)	5.87	5.74	2.2
(1)	Others are composed of Public, Own Building, and Mauá (BRK).

Wholesale and Others in 1Q25 was adjusted to incorporate the amount related to Olímpia.

Number of connections in thousands¹	1Q26	1Q25	Var.	%
Water¹	9,468	9,491	(22.5)	(0.2)
Sewage¹	8,211	8,219	(7.8)	(0.1)

(1) Active and registered connections, average at the end of the period

Not audited by external auditors

COST AND EXPENSE

In 1Q26, OPEX decreased by 7.7% compared to 1Q25, representing a reduction of R$ 188 mn. This performance was mainly driven by: (i) R$ 170 mn in savings in personnel expenses, reflecting an 13% headcount reduction, workforce mix and labor benefits streamlining; (ii) energy cost savings, primarily due to the migration from the regulated market to the free market, reaching 86% (+12.6pp y/y). These effects were partially offset by higher general expenses related to municipal funds (FMSAI), reflecting higher revenues compared to last year.

R$ mn

	1Q26 Adjusted	1Q25 Adjusted	Var. (R$)%
Personnel	(485)	(655)	170	(25.9)
General supplies	(122)	(70)	(53)	75.6
Treatment supplies	(163)	(158)	(5)	2.9
Services	(706)	(696)	(10)	1.4
Power	(384)	(440)	56	(12.7)
General expenses	(290)	(264)	(26)	9.8
Tax expenses	(37)	(21)	(17)	81.5
Allowance for doubtful accounts	(54)	(147)	93	(63.5)
Other revenues and expenses¹	(3)	18	(21)	(115.6)
Costs and Expenses	(2,243)	(2,431)	188	(7.7)
Depreciation and Amortization	(697)	(584)	(114)	19.5
Costs, Expenses, Depreciation and Amortization	(2,941)	(3,015)	74	(2.4)

PERSONNEL

Sabesp ended 1Q26 with 8,927 employees, 8% reduction vs the same period of the previous year, and a 13% reduction when considering the average number of employees.

Number of employees	1Q26	1Q25	Var. (Qty.)%
Employees at the end of each period	8,927	9,700	(773)	(8.0)
Employees - simple average	8,814	10,089	(1,275)	(12.6)

CAPITAL EXPENDITURSES

In 1Q26, CapEx totaled R$ 3,728 mn, an increase of 30.8% compared to the same period of the previous year.

R$ mn

	1Q26	1Q25	Var. (R$)%
Water	1,243	615	627	102.0
Sewage	2,485	2,236	249	11.2
Total	3,728	2,851	877	30.8

1.	In 1Q25 minority interest was considered in Other Revenues and Expenses line. This was changed in 2Q25. 1Q25 was adjusted to reflect the same criteria.

BALANCE SHEET (CONSOLIDATED)

ASSETS	1Q26	4Q25
Current assets
Cash and Equivalents	3,540,240	4,663,226
ST investments	15,641,914	7,707,745
Trade receivables	4,571,688	4,413,449
Related parties	276,096	276,388
Inventories	125,780	22,061
Restricted cash	17,864	9,575
Taxes	1,540,437	1,295,310
Held for sale	48,150	26,864
Other assets	187,137	141,892
Total Current assets	25,949,306	18,556,510

Fixed and LT assets
Trade receivables	367,159	258,544
Related parties	852,234	862,782
Legal deposits	190,446	120,021
Deferred income tax and social contribution	41,513	-
Taxes to be recovered	267,575	-
Other assets	32,502	33,509
PP&E	243,146	254,358
Investments	328,066	49,933
Non-operating Property	14,268,245	11,018,516
Contract asset (Construction in progress)	22,321,254	21,665,330
Financial asset (Indemnity)	50,732,495	50,492,473
Intangible	1,124,763	890,791
Total noncurrent assets	90,769,398	85,646,257
Total Assets	116,718,704	104,202,767

LIABILITIES AND EQUITY	1Q26	4Q25
Current liabilities
Trade payables	872,111	2,400,046
Services payable	2,601,742	2,772,416
ST Debt	4,872,680	5,092,816
Labor	435,732	699,629
Tax	303,085	615,592
Sales Tax	81,432	89,049
Dividends and IoC	2,063,503	2,059,850
Legal Accruals	1,380,446	1,370,013
Public-Private Partnership	473,049	469,687
Derivatives	1,484,755	661,421
Performance Agreements	125,766	120,776
Others	228,068	201,619
Total Current liabilities	14,922,369	16,552,914

Noncurrent Liabilities
LT Debt	46,769,945	35,049,531
Tax	3,076,274	3,129,908
Salex Tax	1,218,870	1,191,916
Legal Accruals	711,943	533,399
Pension	2,407,944	2,140,161
Public-Private Partnership	2,851,931	2,856,008
Performance Contracts	3,543	6,151
Contract liabilities	626,985	-
Others	304,875	341,655
Total Noncurrent Liabilities	57,972,310	45,248,729
Total Liabilities	72,894,679	61,801,643

Equity
Capital stock	21,379,216	21,210,000
Capital reserves	65,843	30,219
Earnings reserves	21,348,996	21,518,212
Treasury Shares	(475,385)	(475,385)
Other Comprehensive Income	117,652	118,078
Retained Earnings/Accumulated Losses	1,264,634	-
Total Equity - Controlling Shareholders	43,700,956	42,401,124
Interest of Non- Controlling Shareholders	123,069	-
Total Equity	43,824,025	42,401,124
Total Equity and Liabilities	116,718,704	104,202,767

STATEMENT OF CASH FLOWS (CONSOLIDATED)

R$ ‘000	1Q26	1Q25
Cash flows from operations	4,198,490	3,206,487
Earnings before Tax	2,357,565	2,250,926
Adjustments on net income:
Depreciation and amortization	697,472	583,560
Fixed Assets write-off	1,587	934
Allowance for doubtful accounts	53,602	136,699
Accruals and inflation over accruals	29,833	158,411
Interest owed	1,292,903	646,698
Interest and inflation adjustments, net	(547,396)	(160,113)
Derivatives	228,068	4,570
Financial Charges from Customers	(78,222)	(87,593)
Voluntary dismissal plans	69,893	(295,866)
Equity pick-up	(8,311)	(11,348)
PPP Interest and inflation	122,675	159,821
SP City Transfers	175,452	120,900
Pension	41,154	65,272
Deferred Sales Tax on financial assets (indemnity)	31,680	62,885
Update of financial asset (indemnity)	(342,488)	(420,229)
Others	73,023	(9,040)
	4,198,490	3,206,487
Changes in assets
Trade receivables	(184,664)	(152,222)
Related parties	35,204	70,287
Inventory	(99,022)	(50,672)
Tax	(128,743)	(21,577)
Escrow	(8,968)	41,907
Others	83,783	33,147

Changes in liabilities
Trade payables	(58,955)	(746,743)
Services payables	(346,126)	422,455
Labor	(370,777)	(12,261)
Income Tax	(366,970)	(304,152)
Sales Tax	(12,343)	(24,012)
Accruals	(14,922)	(55,701)
Pension	(62,453)	(57,008)
Others	(73,955)	(119,731)
Cash from operations	2,589,579	2,230,204
Interest paid	(1,210,954)	(760,885)
Income tax	(616,987)	(368,799)
Free cashflow from operations	761,638	1,100,520

Cash-flow from investments
Contract, intangible assets and PP&E	(5,056,694)	(1,549,922)
Restricted Cash	(7,996)	(1,395)
Financial investments – Investment	(18,982,625)	(4,360,677)
Financial Investments – Withdrawal	11,567,987	4,437,855
Investment	8,156	-
Equity redemption/(injection) in subsidiaries	(302,293)	-
Free cashflow from investments	(12,773,465)	(1,474,139)

Cash flow from financing activity
Borrowings
Debt issuance	13,873,101	3,636,828
Amortization	(1,550,259)	(1,126,479)
Acquisition of non-controlling interests	(739,343)	-
PPP	(123,390)	(136,484)
Derivatives	(571,268)	(42,699)
Free cashflow from financing activities	10,888,841	2,331,166

Increase / (decrease) in cash and cash equivalents in the period	(1,122,986)	1,957,547

Represented by:
Cash and equivalents BoP	4,663,226	1,682,606
Cash and equivalents EoP	3,540,240	3,640,153
Increase / (decrease) in cash and cash equivalents in the period	(1,122,986)	1,957,547

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

1.	Operations

Companhia de Saneamento Básico do Estado de São Paulo (“SABESP”) is a publicly-held corporation headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900. SABESP and its direct and indirect subsidiaries, individually or collectively (the “Company”), is engaged in the provision of basic and environmental sanitation services in São Paulo State, and supplies treated water and sewage services on a wholesale basis. SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets.

Since January 2026, following the acquisition of Empresa Metropolitana de Águas e Energia (“EMAE”), the Company has also begun operating in the planning, construction, operation, and maintenance of energy generation systems, as well as in the commercialization of electric power.

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (“NYSE”) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

Approvals

The quarterly financial information was approved by the Board of Directors on May 7, 2026.

2                 Basis of preparation and presentation of the quarterly information

The quarterly information as of March 31 ,2026, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Statements and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information (ITR), and presented according to the rules issued by the CVM. Accordingly, this quarterly information takes into consideration the Circular Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements in cases of redundant information already disclosed in the Annual Financial Statements. The quarterly information as of March 31, 2026, shall be read jointly with the Annual Financial Statements as of December 31, 2025, issued on March 16, 2026, prepared under the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). Therefore, the explanatory notes of this quarterly information are not presented or are not at the same level of detail and/or with the same reference as the notes included in the Annual Financial Statements (according to numerical references):

i.	Summary of material accounting policy information (Note 3);
ii.	Changes in accounting practices and disclosures (Note 4);
iii.	Risk management - Financial instruments (Note 5.4);
iv.	Significant accounting estimates and judgments (Note 6);
v.	Balances and transactions with related parties (Note 11);
vi.	Investments (Note 12);
vii.	Intangible Assets (Note 15);
viii.	Borrowings and financing (Note 17);
ix.	Provisions (Note 23);
x.	Pension plan obligations (Note 25);
xi.	Equity (Note 27);

All material information related to the quarterly information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The Company prepared the financial statements on a going concern basis.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

The amounts disclosed in the Notes are presented in thousands of reais, unless otherwise stated.

3                 Summary of material accounting policy information

The material accounting policy information used in the preparation of the quarterly information as of March 31, 2026, is consistent with that used to prepare the Annual Financial Statements for the year ended December 31, 2025. As a result of the business combination completed in the current quarter (Note 4), the following accounting policies have become applicable to the Company:

Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured by the sum of the consideration paid, which is evaluated based on the fair value on the acquisition date, and the value of any non-controlling interests in the acquiree. For each business combination, the acquirer must measure the non-controlling interest in the acquiree at fair value or based on its interest in the net assets identified in the acquiree. Costs directly attributable to the acquisition are accounted for as expense when incurred.

The Company determines that it has acquired a business when the acquired set of activities and assets includes, at least, an input of resources and a substantive process that together contribute significantly to the ability to generate output of resources. The process acquired is considered substantive if it is essential to the ability to develop or convert the input of resources acquired into outputs of resources (and the inputs of resources acquired include both the organized workforce with the skills, knowledge or experience necessary to perform this process); or is critical to the ability to continue producing outputs and is considered unique or scarce, or cannot be replaced without significant cost, effort or delay in the ability to continue producing outputs of resources.

Any contingent consideration to be paid by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent consideration deemed as an asset or as a liability shall be recognized in accordance with CPC 48 / IFRS 9 in the profit or loss statement.

Initially, goodwill is measured as the excess of the consideration paid in relation to the net assets acquired (identifiable assets acquired, net, and liabilities assumed). If the consideration is less than the fair value of the net assets acquired, the difference shall be recognized as gain in the profit or loss statement.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the Company's cash-generating units that are expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquiree are attributed to those units.

When a goodwill is part of a cash-generating unit and a portion of that unit is disposed of, the goodwill associated with the portion disposed of must be included in the cost of the operation when determining the gain or loss on disposal. The goodwill disposed of in these circumstances is calculated based on the proportional values of the portion disposed of in relation to the cash-generating unit held.

4                 Business combination and acquisition of non-controlling interests

Empresa Metropolitana de Águas e Energia S.A. (“EMAE”)

On January 21, 2026, the Company acquired 29.9% of the total capital and 74.9% of the voting capital of EMAE, representing 11,009,550 (eleven million, nine thousand, five hundred and fifty) common shares of the company that focuses on the planning, construction, operation and maintenance of electricity generation systems, as well as their commercialization, operating under a concession regime. The transaction was motivated by a combination of factors:

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

•	Advanced water integration ensuring security of supply
•	Operational synergy between water and energy
•	Use of strategic window
•	Technical and regulatory feasibility

This holistic approach reflects SABESP's strategy to strengthen its position as an essential services company in a context of climate challenges, growing demand and the need for better operational efficiency.

Assets acquired and liabilities assumed

In accordance with the provisions of CPC 15/IFRS 3, although the acquisition of control and, consequently, the business combination occurred on January 21, 2026, the Company considered the beginning of the acquisition month, i.e., January 1, 2026, for purposes of measuring the acquired assets and assumed liabilities, the Company adopted the beginning of the acquisition month, January 1, 2026, as the effective acquisition date, applying a three-month reporting lag as permitted by the applicable accounting standards. Based on this date, no results of the acquire are included in the consolidated financial statements. The fair value of EMAE’s identifiable assets and liabilities as of that date is presented below:

	Fair value recognized in the acquisition		Fair value recognized in the acquisition
Assets		Liabilities
Cash and cash equivalents	380,350	Trade payables and contractors	28,797
Trade receivables	46,030	Borrowings and financing	448
Taxes Recoverable	371,325	Labor and social obligations	28,237
Other assets	136,895	Taxes and contributions payable	9,297
Escrow Deposits	61,457	Dividends and interest on capital payable	10,325
Deferred income and social contribution taxes	41,513	Other liabilities	29,603
Investment properties	316,589	Borrowings and financing	3,533
Financial asset	195,375	Provisions	174,066
Intangible assets	19,253	Pension plan obligations	271,781
Property, plant, and equipment	209,108	Contract liabilities	626,985
Total Assets	1,777,895	Total liabilities	1,183,072

Total net identifiable assets at fair value	594,823
Non-controlling interests measured at the proportionate share method	(417,090)
Goodwill/Identifiable asset	504,910
Total consideration	682,643

These effects are preliminary, as at the date of this disclosure the procedures for the purchase price allocation are still in progress, primarily related to the inspection of the acquired fixed assets, among other analyses. The final allocation of EMAE’s purchase price depends on valuations and other studies that have not yet been completed, as well as on the issuance of the final appraisal report to be prepared by an independent specialized firm.

The goodwill/identifiable asset amounting to R$ 504,910 recognized upon the acquisition arises substantially from expected synergies associated with the business combination. This amount is provisional and subject to the completion of the

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

purchase price allocation (PPA) process, and may be adjusted as the fair value assessments of the identifiable assets acquired and liabilities assumed are finalized.

The Company adopted, as an accounting policy, the measurement and initial recognition of the non-controlling interest using the proportional interest share method.

The total consideration given was settled exclusively in cash, so that there are no clauses providing for supplementary payment by means of contingent payment, put/call option, issue or transfer of shares, assumption of liabilities or transfer of other assets to acquire the interest.

Analysis of the cash flow from acquisition
Total consideration paid	(682,643)
Net cash acquired from the subsidiary (included in cash flows from investment activities)	380,350
Net cash flow from acquisition	(302,293)

The disclosure of pro forma net operating revenue and net income was not presented, as the acquisition balance sheet already reflects the effects as of the beginning of the fiscal year.

Transaction costs in the amount of R$ 16,000 were recognized in the profit or loss statement as general and administrative expenses.

Acquisition of additional interest in EMAE

After obtaining control, the Company acquired additional non-controlling interests, increasing its shareholding to 79.31%:

•	On January 28, 2026, the Company acquired interest representing 40.21% from Eletrobrás for the amount of R$ 567,705.
•	On March 12, 2026, the Company acquired interest representing 9.22% from Oceania for the amount of R$ 171,638.

The carrying amount of the net assets as of the acquisition date amounted to R$ 294,021. The breakdown of the additional interest acquired is shown below:

Consideration paid to non-controlling shareholders	739,343
Earn-out	39,075
Carrying value of the additional interest acquired	(295,021)
Difference recognized in retained earnings	484,397

5                 Risk management

5.1            Financial risk management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. There were no changes in risk measurement policies, processes, and methods compared to the previous year.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(a)            Market risk

Foreign currency risk

It is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to variations in exchange rates. The Company's exposure to the risk of changes in exchange rates refers mainly to its financing activities, since the Company has foreign currency-denominated liabilities arising from long-term financing, in development institutions in US Dollar, Euro and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related finance costs. The Company manages its foreign exchange risk through hedging transactions since 2024 and negotiates the terms of the derivatives in order to comply with the terms of the exposure hedged under Note 19.

Part of the total financial debt in the amount of R$ 17,879,630 as of March 31, 2026 (R$ 10,632,252 as of December 31, 2025), is indexed to the U.S. dollar, Euro and Yen. The exposure to currency risk is as follows:

	Individual		Consolidated		Individual		Consolidated
	March 31, 2026		March 31, 2025		December 31, 2025		December 31, 2025
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$
Borrowings and financing – US$	2,247,849	11,732,423	2,747,849	14,342,123	750,889	4,131,691	1,250,889	6,882,891
Borrowings and financing – Yen	60,495,723	1,984,865	60,495,723	1,984,865	62,496,777	2,196,137	62,496,777	2,196,137
Borrowings and financing – EURO	220,000	1,322,574	220,000	1,322,574	220,000	1,423,224	220,000	1,423,224
Interest and charges from borrowings and financing – US$		143,656		160,878		44,876		110,009
Interest and charges from borrowings and financing – Yen		9,020		9,020		8,818		8,818
Interest and charges from borrowings and financing – EURO		24,254		24,254		12,033		12,033
Fair value adjustment - US$		284,023		267,284		47,666		143,636
Fair value adjustment - Yen		(99,427)		(99,427)		(67,281)		(67,281)
Fair value adjustment - EURO		28,329		28,329		34,631		34,631
Total Exposure		15,429,717		18,039,900		7,831,795		10,744,098
Borrowing cost – US$		(170,968)		(129,303)		(61,401)		(80,063)
Borrowing cost – Yen		(12,119)		(12,119)		(12,389)		(12,389)
Borrowing costs – EURO		(18,848)		(18,848)		(19,394)		(19,394)
Total foreign currency-denominated borrowings (Note 17)		15,227,782		17,879,630		7,738,611		10,632,252

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

The table below shows the prices and exchange rate changes in the period:

	March 31, 2026	December 31, 2025	Variation
US$	R$ 5.2194	R$ 5.5024	-5.14%
EURO	R$ 6.0117	R$ 6.4692	- 7.07%
Yen	R$ 0.03281	R$ 0.03514	-6.63%

As of March 31, 2026, if the Brazilian real had depreciated or appreciated by 10 percentage points, against the U.S. dollar, Yen and Euro with all other variables held constant, the effects on profit or loss before borrowing costs and taxes, for the three-month period ended March 31, 2026, would have been R$ 1,780,976 (R$ 305,835 for the three-month period ended March 31, 2025), upwards or downwards, excluding the effects of to the hedging instruments (Note 19).

The Company understands that it could comfortably accommodate any devaluation scenario due to derivative financial instruments such as cross-currency swaps already contracted.

Interest rate risk

It is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to variations in market interest rates. For most transactions, the Company manages the interest rate risk by entering into derivative financial instruments that effectively swap their exposures for liabilities indexed to the CDI.

The table below shows the borrowings and financing subject to different inflation adjustment indices, including the derivative instrument:

Individual			Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
CDI (i)	45,977,065	33,593,125	43,142,285	30,722,218
TR (ii)	1,604,468	1,629,756	1,604,468	1,629,756
IPCA (iii)	2,972,898	2,924,904	5,582,598	5,582,893
TJLP (iv)	765,263	825,206	765,263	825,206
Interest and charges	1,025,860	1,204,818	1,013,965	1,164,744
Total	52,345,554	40,177,809	52,108,579	39,924,817

(i)        CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii)       TR - Benchmark Interest Rate

(iii)        IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv)        TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues and financial assets, adjusted by the IPCA. Tariff adjustments of services provided do not necessarily follow the increases in the adjustments indices of borrowings, financing, and interest rates affecting indebtedness.

As of March 31, 2026, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on consolidated profit before taxes for the three-month period ended March 31,

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

2026, would have been R$ 521,086 (R$ 260,714 as of March 31, 2025), upwards or downwards, mainly as a result of lower or higher interest expenses on floating rate borrowings and financing.

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1)/ IFRS 7, to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after March 31, 2026, or until the final settlement of each contract, whichever occurs first, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering all other variables constant. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement.

The table below considers the impact of the derivative instrument:

	Individual		Consolidated
	March 31, 2026		March 31, 2026
Indicators	Exposure	Probable scenario	Exposure	Probable scenario

Assets
CDI	18,679,922	13.85%	18,679,922	13.85%
Financial income		2,587,169		2,587,169

Liabilities
CDI	(45,977,065)	13.85%	(43,142,285)	13.85%
Interest to be incurred		(6,367,824)		(5,975,206)
Net exposure – CDI	(27,297,143)	(3,780,654)	(24,462,363)	(3,388,037)

Assets
IPCA	22,125,879	4.00%	22,125,879	4.00%
Financial asset of the concession		884,039		884,039

Liabilities
IPCA	(2,972,898)	4.00%	(5,582,598)	4.00%
Interest to be incurred		(118,782)		(138,760)
Net exposure – IPCA	19,152,981	765,257	16,543,281	745,280

Liabilities
TR	(1,604,468)	2.02%	(1,604,468)	2.02%
Expenses to be incurred		(32,410)		(32,410)

TJLP	(765,263)	9.27%	(765,263)	9.27%
Interest to be incurred		(70,958)		(70,958)

Total net expenses to be incurred		(3,118,766)		(2,746,126)

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(b)            Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, accounts receivable from related parties, and financial asset of the concession. Credit risk exposure to customers is mitigated by sales to a dispersed base, without risk of concentration, while credit risk exposure to cash and investment is mitigated by the Financial Investment Guideline followed by the Company.

The maximum exposure to credit risk as of March 31, 2026, is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, accounts receivable from related parties, and financial asset of the concession at the reporting date. See Notes 7, 8, 9, 10, 11, and 15.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P).

As of March 31, 2026, all investments were made with financial institutions whose rating disclosed by Fitch or Moody's was AAA (bra) or AAA.br.

(c)            Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of March 31, 2026.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Individual
	2027	2028		2029		2030		2031		2032 to 2049	Total
As of March 31, 2026
Liabilities
Borrowings and financing	4,501,267	2,193,706		1,444,652		3,684,405		7,062,707		33,111,696	51,998,433
Interest on borrowings and financing	3,001,422	4,403,293		4,255,760		4,023,578		3,737,555		11,147,599	30,569,207
Trade payables and contractors	842,069	-		-		-		-		-	842,069
Services payable	2,598,708	-		-		-		-		-	2,598,708
Public-Private Partnership - PPP	199,222	239,066		239,066		239,066		239,066		2,169,494	3,324,980
Interest Public-Private Partnership - PPP	192,280	247,101		264,235		281,850		300,082		3,125,341	4,410,889
Total	11,334,968	7,083,166		6,203,713		8,228,899		11,339,410		49,554,130	93,744,286

	Consolidated
	2027	2028		2029		2030		2031		2032 to 2049	Total
As of March 31, 2026
Liabilities
Borrowings and financing	4,490,184	2,194,758		1,445,580		3,685,222		6,715,184		33,111,697	51,642,625
Interest on borrowings and financing	2,949,948	4,300,533		4,151,343		3,920,819		3,634,797		11,147,599	30,105,039
Trade payables and contractors	872,111	-	—	-	—	-	—	-	—	-	872,111
Services payable	2,601,742	-	—	-	—	-	—	-	—	-	2,601,742
Public-Private Partnership - PPP	199,222	239,066		239,066		239,066		239,066		2,169,494	3,324,980
Interest Public-Private Partnership - PPP	192,280	247,101		264,235		281,850		300,082		3,125,341	4,410,889
Total	11,305,487	6,981,458		6,100,224		8,126,957		10,889,129		49,554,131	92,957,386

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ratios are shown in Note 17 (c).

(d)            Derivative financial instruments

Under the Financial Risk Management Policy and the Derivatives Transactions Program, which aim to manage financial risks and mitigate exposure to market variables that impact assets, liabilities, and/or cash flows, the Company enters into hedging instruments, especially for its foreign-currency financing, reducing the effects of undesirable fluctuations from these variables on its transactions.

Criteria and guidelines for financial risk management were established to mitigate imbalances between assets and liabilities that have some sort of indexation exclusively to hedge the Company’s indexed assets and liabilities that present some mismatch, without characterizing financial leverage.

The Company uses risk ratings disclosed by Standard Poor’s (S&P), Moody’s, or Fitch to support and complement the analysis and judgment of banking risk.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

5.2 Capital Management

The Company’s objectives in managing capital are to ensure the Company’s ability to continue increasing investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the financial leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	Individual		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025

Total borrowings and financing (Note 17)	51,998,433	40,301,603	51,642,625	40,142,347
(-) Cash and cash equivalents (Note 7)	(3,155,200)	(4,569,998)	(3,540,240)	(4,663,226)
(-) Financial investments (Note 8)	(15,537,279)	(7,693,630)	(15,641,914)	(7,707,745)
Net debt	33,305,954	28,037,975	32,460,471	27,771,376

Total Equity	43,700,956	42,401,124	43,824,025	42,401,124
Total capital (shareholders plus providers of capital)	77,006,910	70,439,099	76,284,496	70,172,500
Leverage ratio	43%	40%	42%	40%

6                 Significant accounting estimates and judgments

The preparation of the quarterly information requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the amounts of assets and liabilities and present results that may differ from the actual results.

The Company establishes estimates and assumptions concerning the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

The areas that require a higher level of judgment and greater complexity are disclosed below. The assumptions and estimates for each of these areas, when applicable, are presented in the related notes:

Area	Reference
Unbilled revenue	Note 10
Allowance for doubtful accounts	Note 10 (c)

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

Contract assets, intangible assets, and financial assets arising from concession contracts	Notes 13, 14 and 15
Assessment of the recoverable amount of non-financial assets (impairment)	Note 14
Derivative financial instruments	Note 19
Deferred income and social contribution taxes	Note 22
Provisions	Note 23
Pension obligations – Pension plans	Note 26

7                 Cash and cash equivalents

	Individual		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Cash and banks	32,758	2,185	37,448	95,411
Cash equivalents	3,122,442	4,567,813	3,502,792	4,567,815
Total	3,155,200	4,569,998	3,540,240	4,663,226

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by daily liquidity CDBs (divided between Banco Itaú, Banco Santander, Banco Bradesco, and Banco do Brasil), whose original maturities or intention of realization are equal to or less than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

Of the total balance presented in this item as of March 31, 2026, approximately 99.75% refers to the amounts recorded in Banco Itaú, Banco Santander, Banco Bradesco, and Banco do Brasil.

As of March 31, 2026, the average yield of cash equivalents corresponded to 99.80% of the CDI (99.66% as of December 31, 2025).

8                 Financial investments

(a)	Current

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Individual		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Banco BV	174	169	174	169
Banco Bradesco	5,803,577	1,118,026	5,803,577	1,118,026
Banco Santander S/A	3,792,816	3,699,510	3,792,816	3,699,510
Banco BTG Pactual S/A	2,192,391	2,132,826	2,192,3912	2,132,826
Banco Itaú	3,000,818	-	3,087,092	-
Banco do Brasil S/A	86,732	83,594	105,093	97,709
Brazilian Federal Savings Bank	31,068	30,206	31,068	30,206
XP Investimentos	226,599	215,002	226,599	215,002
Banco Citibank	403,104	414,297	403,104	414,297
Total	15,537,279	7,693,630	15,641,914	7,707,745

As of March 31, 2026, the average yield of the financial investments corresponded to 99.8% of the CDI (99,6% as of December 31, 2025).

9                 Restricted cash

Restricted cash balances refer to amounts held by the Company as a result of contractual obligations and specific agreements. As of March 31, 2026, and December 31, 2025, restricted cash operations were R$ 17,864 and R$ 9,575, respectively.

The amounts recorded in 2024 were mainly related to the agreements signed with the São Paulo Municipal Government (“PMSP) and with URAE-1, which provided for the deduction of a portion of the revenue destined to the Municipal Fund for Environmental Sanitation and Infrastructure (“FMSAI) to cover any defaults by public agencies.

These amounts were redeemed throughout 2025, especially between October and November, resulting in the elimination of the balances linked to the agreements with the PMSP.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

10              Trade receivables

(a)       Statement of financial position details

	Individual		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Private sector:
General (i) and special customers (ii)	2,536,629	2,431,979	2,587,973	2,436,976
Agreements (iii)	327,030	343,747	327,030	343,747
	2,863,659	2,775,726	2,915,003	2,780,723
Governmental Entities:
Municipal	1,147,549	1,186,815	1,147,218	1,186,531
Federal	2,765	2,670	2,765	2,670
Agreements (iii)	333,396	274,508	333,396	274,508
	1,483,710	1,463,993	1,483,379	1,463,709
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	13,898	9,149	13,898	9,149
São Caetano do Sul	34,204	26,884	34,204	26,884
São Caetano do Sul - Agreement	49,173	51,589	49,173	51,589
Total wholesale customers – Municipal governments	97,275	87,622	97,275	87,622

Unbilled supply (v)	1,194,014	1,155,475	1,195,934	1,157,382

Sub-total	5,638,658	5,482,816	5,691,591	5,489,436

Allowance for doubtful accounts	(752,744)	(817,443)	(752,744)	(817,443)
Total	4,885,914	4,665,373	4,938,847	4,671,993

Current	4,518,755	4,406,829	4,571,688	4,413,449
Non-current	367,159	258,544	367,159	258,544
Total	4,885,914	4,665,373	4,938,847	4,671,993

(i)	General customers - residential, and small and mid-sized companies;
(ii)	Special customers – large consumers, industrial and commercial customers, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements;
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging end consumers.
(v)	Unbilled Supplies: represents revenue incurred, for which the service has been provided but has not yet billed by the end of each period, and is recognized as trade receivables based on monthly estimates.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(b)       The aging of trade receivables is as follows:

	Individual		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Current	3,070,915	2,960,281	3,120,497	2,963,070
Past-due:
Up to 30 days	804,672	747,338	806,380	748,559
From 31 to 60 days	328,971	308,672	329,556	309,579
From 61 to 90 days	208,256	228,767	208,602	229,559
From 91 to 120 days	215,827	242,688	216,053	243,256
From 121 to 180 days	304,777	276,103	305,319	276,446
From 181 to 360 days	209,459	226,600	209,463	226,600
Over 360 days	495,781	492,367	495,721	492,367
Total Past Due	2,567,743	2,522,535	2,571,094	2,526,366
Total	5,638,658	5,482,816	5,691,591	5,489,436

(c) Allowance for doubtful accounts (“ADA”)

	Individual		Consolidated
Changes in assets	January to March 2026	January to March 2025	January to March 2026	January to March 2025
Balance at the beginning of year	817,443	1,248,209	817,443	1,248,209
Recognition/(reversal) of allowance	(27,270)	(30,750)	(27,270)	(30,750)
Recoveries	(37,429)	(34,466)	(37,429)	(34,466)
Balance at the end of year	752,744	1,182,993	752,744	1,182,993

	Individual		Consolidated
Reconciliation of estimated / historical losses in profit or loss - accounts receivable and related parties	January to March 2026	January to March 2025	January to March 2026	January to March 2025

Write-offs	(117,348)	(201,244)	(117,457)	(201,536)
(Losses)/reversal with state entities - related parties	(844)	(379)	(844)	(379)
(Losses)/reversal with the private sector/government entities	27,270	30,750	27,270	30,750
Recoveries	37,429	34,466	37,429	34,466

Amount recorded as expense (Note 32)	(53,493)	(136,407)	(53,602)	(136,699)

The Company does not have customers individually accounting for 10% or more of its total revenues.

(d)       Registered warrants

The Company has registered warrants issued as a result of final and unappealable lawsuits for the collection of unpaid water and sewage bills from public entities in the amount of R$ 823,238 thousand (R$ 814,290 thousand as of December 31, 2025). These bills are covered in full by ADA, and the restated amounts of said bills, calculated according to the respective registered warrants, are not recognized due to uncertainties about their realization.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

Accordingly, the reversal of the ADA for the original bills and their restatement are recognized when uncertainties about their realization are mitigated, i.e. when the realizable value is determinable due to the predictability of the commencement of their receipt, without uncertainties or discussions about these amounts or when negotiated with third parties.

Additionally, the Company negotiated registered warrants for overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which are currently suspended as they serve as collateral for the provision of services in these municipalities.

As of March 31, 2026, the Company holds registered warrants recognized in the amount of R$ 823,238 (R$ 814,290 as of December 31, 2025). This amount forms part of the Company’s total trade and other receivables balance of R$ 5,638,658 thousand as of March 31, 2026.

11               Related-party balances and transactions

(a)            São Paulo State

(i)	Accounts receivable, interest on equity, revenue, expenses and financial receipts
	Individual		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025

Current
Accounts receivable:
Sanitation services	172,513	163,759	172,588	163,865
Allowance for losses	(43,597)	(42,753)	(43,597)	(42,753)

Reimbursement of additional retirement and pension benefits paid (G0):
Monthly flow	19,251	32,141	19,251	32,141
GESP Agreement – 2015	127,854	123,135	127,854	123,135

Total current	276,021	276,282	276,096	276,388

Non-current
Agreement for the installment payment of sanitation services	1,361	1,361	1,361	1,361

Reimbursement of additional retirement and pension benefits paid (G0):
GESP Agreement – 2015	850,873	861,421	850,873	861,421

Total non-current	852,234	862,782	852,234	862,782

Total receivable	1,128,255	1,139,064	1,128,330	1,139,170

Assets:
Sanitation services	130,277	122,367	130,352	122,473
Reimbursement of additional retirement and pension benefits paid (G0)	997,978	1,016,697	997,978	1,016,697

Total	1,128,255	1,139,064	1,128,330	1,139,170

Liabilities:
Dividends and interest on capital payable	428,681	428,681	428,681	428,681

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Individual		Consolidated
	January to March 2026	January to March 2025	January to March 2026	January to March 2025

Revenue from sanitation services	226,234	221,207	226,275	221,240
Payments received from related parties	(207,625)	(208,372)	(207,625)	(208,372)

Reimbursement received referring to Law No. 4.819/1958	(60,512)	(116,628)	(60,512)	(116,628)

The information below refers to the Individual and Consolidated balances and transactions.

(ii)	Disputed amounts

As of March 31, 2026, and December 31, 2025, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law No. 4,819/1958), totaled R$ 1,843,857 and R$ 1,808,631, respectively, and an ADA was recognized for the total amount.

(iii)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 (Note 26). As of March 31, 2026, and December 31, 2025, the amounts corresponding to such actuarial liability were R$ 2,043,866 and R$ 2,140,161, respectively. Of the total paid, the São Paulo State reimburses approximately 50%. For detailed information on additional retirement and pension benefits, see Note 26.

(iv)         Agreements with reduced tariffs for Federal, State and Municipal Entities that join the Rational Water Use Program (PURA)

The Company maintains joinder agreements to the PURE Program with public entities operating in the São Paulo State. The purpose of the program is to promote the conscious use of water, granting participating entities a 25% tariff discount, provided that they are in a regular situation of compliance and meet the established goals.

(v)       Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees, see Note 17.

(vi)       FEHIDRO

The Company formalized three financing agreements under the State Fund for Water Resources (FEHIDRO). The funds are aimed at the execution of works and sewage services. As of March 31, 2026, the balance of these financings was R$ 1,210, recorded under the “Other” line in borrowings and financing (R$ 938 as of December 31, 2025).

(vii)       Privatization

According to Article 7 of Law 9,361/1996, the controlling shareholder will be reimbursed, upon the privatization, the services of independent audit firms, law firms, opinions, or specialized studies necessary for the privatization.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

The amount to be reimbursed by the São Paulo State as of March 31, 2026 and December 31, 2025 was R$ 85,929, recorded under “Other assets”.

(b)            Non-operating assets

As of March 31, 2026 and December 31, 2025, the Company had an amount of R$ 3,521 related to land and lent structures under free lease agreements.

(c)            SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial commitment recognized until March 31, 2026 was R$ 92,296 (R$ 99,514 as of December 31, 2025). See Note 26.

(d)            Key Management Personnel Compensation

The expenses related to the compensation of key management personnel were R$ 28,741 and R$ 8,975 for the years 2025 and 2024, respectively. In addition, the total compensation of the management corresponds to R$ 45,623, which include short-term benefits to management personnel.

Compensation	March 31, 2026	December 31, 2025

Short-term benefits to employees and key management personnel	20,267	39,828
Share-based payments (*)	-	22,618
Total compensation	20,267	62,446

(*) Refers to shares granted during the period. See Note 28 (b).

(e)	Águas de Andradina

As of March 31, 2026, the balance of principal and interest of the loan agreement entered into between the parties was R$ 4,925, recorded under “Other assets” in current assets (R$ 4,718 in current assets as of December 31, 2025), at DI + 3% p.a.

This loan agreement was executed on August 17, 2021 and will be settled with the purchase and sale transaction.

(f)             Equatorial S.A.

In July 2024, Equatorial Participações e Investimentos IV S.A., controlled by Equatorial S.A., acquired shares representing 15% (fifteen percent) of the share capital of SABESP. In December 2024, Equatorial S.A. absorbed its subsidiary, becoming the direct holder of the equity interest in SABESP. As of March 31, 2026, the balance of dividends and interest on equity payable was R$ 348,402.

(g)            SABESP Luxembourg (“SABESP Lux”)

On August 1, 2025, the Company issued the 36th issue of simple non-convertible unsecured debentures, in the total amount of 2,815,700, with a unit par value of R$ 1, with maturity in 2030 and a yield of IPCA + 9.28% p.a. Of these debentures, 2,765,700 were acquired by SABESP Luxembourg (98.22% of the total securities of this issue). This transaction involved entering into a derivative instrument swapping the yield for CDI (see Note 19).

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(i) Use of Reservoirs (“EMAE”)

Empresa Metropolitana de Águas e Energia S/A - EMAE intended to receive credit and financial compensation for alleged past and future losses of electricity generation due to water abstraction and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of Guarapiranga and Billings reservoirs that SABESP uses in its operations.

On October 28, 2016, a Private Instrument of Transaction and Other Covenants were executed with the purpose of definitively settling the disputes, while maintaining SABESP’s authorization to use the aforementioned reservoirs.

As of March 31, 2026, the outstanding balance of the agreement amounted to R$ 10,036 and R$ 109,292 (December 31, 2025: R$ 9,745 and R$ 105,884), recognized under “Other obligations” in the Company’s current and non-current liabilities, respectively.

As a result of the acquisition of EMAE’s control, consummated on January 26, 2026 (see note 4), the balances and obligations arising from this agreement, as transactions between companies that are part of the same economic group, are fully eliminated in the consolidated financial statements.

12            Investments

The following are events in the year that are related to investees:

SABESP Participações S.A.

On January 30, 2026, SABESP Participações S.A., a wholly-owned subsidiary of the Company, approved a capital increase of R$ 15,648, through the issue of 15,648,701 common shares, subscribed and paid in by the Company.

The payment was made through the verification of the equity interests previously held directly by the Company in the affiliates Águas de Andradina S.A. and Águas de Castilho S.A., corresponding to 30% of the capital of each company, valued at book value, based on a report prepared by an independent appraiser, pursuant to Law No. 6,404/76. Of the total, R$ 12,201 refer to the interest in Águas de Andradina S.A. and R$ 3,447 to the interest in Águas de Castilho S.A.

As a result of this transaction, SABESP began to indirectly hold such investments through SABESP Participações. This is an intra-group corporate reorganization, which did not result in an effect on the Company's shareholders' equity, cash or consolidated results.

EMAE

With the acquisition of EMAE’s control, as well as the additional acquisition of shares held by non-controlling shareholders in January 2026, the Company became the holder of 79.31% of said company. For further details, see Note 4.

The Company holds equity interest valued under the equity method in the following investees:

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Equity			Additions	Write-offs	Dividends	Comprehensive Income	Profit (loss) for the Period			Equity Interest Percentage
	March 31, 2026	December 31, 2025		January to March 2026	January to March 2026	January to March 2026	January to March 2026	January to March 2026	(*)	January to March 2025	March 31, 2026	December 31, 2025

Sesamm	95,110	91,455	—	—	—	—	—	3,655	—	4,722	36%	36%
Águas de Andradina	—	41,291	—	—	(41,291)	—	—	—	—	1,397	— %	30%
Águas de Castilho	—	12,060	—	—	(12,060)	—	—	—	—	603	— %	30%
Attend Ambiental	60,841	60,961	—	—	—	(6,450)	—	6,330	—	9,309	45%	45%
Aquapolo Ambiental	151,984	143,988	—	—	—	—	—	7,996	—	10,485	49%	49%
Paulista Geradora de Energia	23,544	22,769	—	—	—	—	—	775	—	174	25%	25%
Cantareira SP Energia	11,046	10,975	—	—	—	—	—	70	1	8	49%	49%
Barueri Energia Renovável	250,623	252,212	—	—	—	—	—	(1,589)	—	(1,620)	20%	20%
SABESP Luxembourg	7,162	8,452	—	—	—	—	(426)	(864)	—	—	100%	100%
SABESP Participações	103,012	85,001	—	15,649	(15,649)	—	—	2,362	—	—	100%	100%
SABESP Olímpia	165,648	162,671	—	—	—	—	—	2,977	—	1,219	100%	100%
EMAE (***)	594,823	—		594,823	—	—	—	—	—	—	79%	—
Concessionária Sabesp URAE-1	1	1		—	—	—	—	—	—	—	100%	100%

(*)       The amount presented refers to the changes in the investee’s equity, since its financial statements for the year ended December 31, 2025 were issued after the disclosure of SABESP’s financial statements.

(**) Refers to amounts as of January 1, 2026. See Note 4 for further details.

The balances of investments and the respective changes are as follows:

	Individual
	Investments		Additions	Write-off	Dividends	Comprehensive Income	Reclassification (**)	Equity Accounting
	March 31, 2026	December 31, 2025	January to March 2026	January to March 2026	January to March 2026	January to March 2026	January to March 2026	January to March 2026	(*)	January to March 2025
									—
Sesamm	34,240	32,924	—	—	—	—	—	1,316	—	1,700
Águas de Andradina	—	12,387	—	(12,201)	—	—	—	(186)	—	418
Águas de Castilho	—	3,618	—	(3,447)	—	—	—	(171)	—	181
Attend Ambiental	27,379	27,433	—	—	(2,903)	—	—	2,849	—	4,189
Aquapolo Ambiental	74,473	70,555	—	—	—	—	—	3,918	—	5,138
Paulista Geradora de Energia	5,886	5,693	—	—	—	—	—	193	—	45
Cantareira SP Energia	5,412	5,378	—	—	—	—	—	34	—	9
Barueri Energia Renovável	50,126	50,443	—	—	—	—	—	(317)	—	(324)
Infranext	—	—	—	—	—	—	—	—	—	—
SABESP Luxembourg	7,162	8,452	—	—	—	(426)	—	(864)	—	—
SABESP Participações	103,012	85,001	15,649	—	—	—	—	2,362	—	—
SABESP Olímpia	165,648	162,670	—	—	—	—	—	2,978	—	1,219
EMAE	471,754	—	471,754	—	—	—	—	—	—	—

Total	945,092	464,554	487,403	(15,648)	(2,903)	(426)	—	12,112		12,575

Others investments	534,217	29,534

Total	1,479,309	494,088

(*)       The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2025 were issued after the disclosure of SABESP’s financial statements.

(**) The amount of the investee's loss in excess of the investment was reclassified to Non-current Liabilities.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Consolidated
	Investments		Dividends	Equity Accounting
	March 31, 2026	December 31, 2025	January to March 2026	January to March 2026	(*)	January to March 2025

Sesamm	34,240	32,924	—	1,316	—	1,700
Águas de Andradina	12,569	12,387	—	182	—	418
Águas de Castilho	3,754	3,618	—	136	—	181
Attend Ambiental	27,379	27,433	(2,903)	2,849	—	4,189
Aquapolo Ambiental	74,473	70,555	—	3,918	—	5,138
Paulista Geradora de Energia	5,886	5,693	—	193	—	45
Cantareira SP Energia	5,412	5,378	—	34	—	9
Barueri Energia Renovável	50,126	50,443	—	(317)	—	(324)

Total	213,839	208,431	(2,903)	8,311	—	11,356

Other investments	29,307	45,927

Total	243,146	254,358

(*)       The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2025 were issued after the disclosure of SABESP’s financial statements.

13              Contract assets and other concession assets

	Individual
	December 31, 2025	Additions (i)	Write-offs	Transfers	Transfers to intangible assets (ii)	Transfer to the concession’s financial assets	March 31, 2026 (iii)

Contract Assets and other concession assets	11,006,489	3,755,847	—	—	(388,658)	(118,062)	14,255,616

	Consolidated
	December 31, 2025	Additions (i)	Write-offs	Transfers	Transfers to intangible assets (ii)	Transfer to the concession’s financial assets	March 31, 2026 (iii)

Contract Assets and other concession assets	11,018,516	3,756,449	—	—	(388,658)	(118,062)	14,268,245

	Individual
	December 31, 2024	Additions	Write-offs	Transfers	Transfers to intangible assets	Transfer to the concession’s financial assets	March 31, 2025

Contract Assets and other concession assets	4,872,410	2,788,002	—	3	(589,908)	(168,104)	6,902,403

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Consolidated
	December 31, 2024	Additions	Write-offs	Transfers	Transfers to intangible assets	Transfer to the concession’s financial assets	December 31, 2025

Contract Assets and other concession assets	4,877,667	2,789,029	—	3	(589,908)	(168,104)	6,908,687

(i)	The largest additions in the period were located in the municipalities of São Paulo, Guarulhos, and Praia Grande, in the amounts of R$ 1,490 million, R$ 346 million and R$ 141 million, respectively. Furthermore, the Company recognizes in the additions other concession assets:

Other concession assets (changes)	Individual	Consolidated
Other additions (iv)	123,138	123,138
Construction Revenue (Note 31)	3,632,709	3,633,311
Total additions	3,755,847	3,756,449

(ii)	The largest transfers in the period were located in the municipalities of São Paulo, Guarulhos, and Franca, totaling R$ 190 million, R$ 29 million, and R$ 22 million, respectively.
(iii)	The largest works are located in the municipalities of São Paulo, Guarulhos and Praia Grande, totaling R$ 4,514 million, R$ 1,081 million, and R$ 446 million, respectively.
(iv)	Refers to other additions that did not have construction revenue as a corresponding offset, consisting mainly of advances and inventories related to construction projects, software, and provisions for unrecorded invoices.

As of March 31, 2026, and December 31, 2025, the contract asset and other concession assets had no amounts recognized as right-of-use leases.

(a)	Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustments, and exchange rate changes in contract assets and other concession assets during the construction period. From January to March 2026, the Company capitalized R$ 233,801 (R$ 173,738 from January to March 2025).

(b)            Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third-party properties, whose owners are compensated either amicably or in court. The costs of such expropriations are recorded in the contract asset and other concession assets during the execution of the works. From January to March 2026, the total amount referring to expropriations was R$ 10,938 (from January to March 2025 – R$ 14,446).

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

14              Intangible assets

(a)            Statement of financial position details

	Individual
	March 31, 2026			December 31, 2025
	Cost	Amortization	Net	Cost	Amortization	Net

Intangible assets arising from:
Concession agreements - others	135,321	(61,060)	74,261	135,470	(60,381)	75,089
Contract Commitments (i)	4,437,857	(740,756)	3,697,101	4,437,857	(707,736)	3,730,121
Concession Agreements - URAE-1	69,665,817	(23,905,142)	45,760,675	69,281,545	(23,335,074)	45,946,471
Software license of use	1,696,773	(1,191,411)	505,362	1,696,773	(1,145,671)	551,102
Right of use – other assets	240,646	(206,200)	34,446	240,646	(188,678)	51,968
Total	76,176,414	(26,104,569)	50,071,845	75,792,291	(25,437,540)	50,354,751

	Consolidated
	March 31, 2026				December 31, 2025
	Cost	Amortization	Goodwill	Net	Cost	Accumulated Amortization	Net

Intangible assets arising from:
Concession agreements - new contracts	148,000	(11,511)	-	136,489	148,000	(10,275)	137,725
Concession agreements - others	135,321	(61,060)	-	74,261	135,470	(60,381)	75,089
Contract Commitments (i)	4,437,857	(740,756)	-	3,697,101	4,437,857	(707,736)	3,730,121
Concession Agreements - URAE-1	69,665,817	(23,905,142)	-	45,760,675	69,281,545	(23,335,074)	45,946,471
Software license of use	1,728,294	(1,203,681)	-	524,613	1,696,773	(1,145,671)	551,102
Right of use – other assets	240,646	(206,200)	-	34,446	240,646	(188,681)	51,965
Goodwill/identifiable asset	504,910	-	-	504,910	—	—	—
Total	76,860,845	(26,128,350)	-	50,732,495	75,940,291	(25,447,818)	50,492,473

(i) With the enactment of the Basic Sanitation Law in 2007, contract renewals began to be executed through program agreements, under which the Company assumed assets and socio environmental obligations and recognized them as intangible assets, which are amortized on a straight-line basis over the term of the agreements.

(b)            Changes

	Individual
	December 31, 2025	Additions	Transfer of contract asset and other concession assets	Transfers	Write-offs and disposals	Amortization	March 31, 2026

Intangible assets arising from:
Concession agreements – others	75,089	—	222	(2)	—	(1,048)	74,261
Contract Commitments	3,730,121	—	—	—	—	(33,020)	3,697,101
Concession Agreements URAE-1 (*)	45,946,471	—	388,436	8,010	(393)	(581,849)	45,760,675
Software license of use	551,102	—	—	—	—	(45,740)	505,362
Right of use – other assets	51,968	—	—	—	—	(17,522)	34,446
Total	50,354,751	—	388,658	8,008	(393)	(679,179)	50,071,845

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Consolidated
	December 31, 2025	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	Business combination (Note 4)	March 31, 2026

Intangible assets arising from:
Concession agreements – new contracts	137,723	—	—	—	—	(1,235)	—	136,488
Concession agreements – others	75,088	—	222	(2)	—	(1,048)	—	74,260
Contract Commitments	3,730,121	—	—	—	—	(33,020)	—	3,697,101
Concession Agreements URAE-1 (*)	45,946,471	—	388,436	8,010	(393)	(581,849)	—	45,760,675
Software license of use	551,102	—	—	—	—	(45,740)	19,253	524,615
Right of use – other assets	51,968	—	—	—	—	(17,522)	—	34,446
Goodwill/identifiable asset	—	—	—	—	—	—	504,910	504,910
Total	50,492,473	—	388,658	8,008	(393)	(680,414)	524,163	50,732,495

(*) As of March 31, 2026, the line URAE-1 concession agreement included leases totaling R$ 149,164 (R$ 154,449 as of December 31, 2025). Also on this date, the accounting balance of intangible assets, contract assets and other concession assets, and financial assets of the concession aimed at URAE-1 amounted to R$ 83,208,920, accounting for 95.57% of the consolidated amount.

	Individual
	December 31, 2024	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	Transfer to Financial Assets	March 31, 2025

Intangible assets arising from:
Concession agreements – others	59,492	—	10	12	—	(1,075)	—	58,439
Contract Commitments	3,849,759	—	—	—	—	(32,117)	—	3,817,642
Concession Agreements URAE-1 (*)	39,956,194	1,245	747,688	21,429	(874)	(472,288)	(168,104)	40,085,290
Software license of use	638,287	—	10,314	—	—	(48,338)	—	600,263
Right of use – other assets	124,736	—	—	—	—	(19,127)	—	105,609
Total	44,628,468	1,245	758,012	21,441	(874)	(572,945)	(168,104)	44,667,243

	Consolidated
	December 31, 2024	Additions		Transfer of contract asset		Transfers	Write-offs and disposals	Amortization	Transfer to Financial Assets	March 31, 2025

Intangible assets arising from:
Concession agreements – new contracts	142,656	—	—	—	—	—	—	(1,234)	—	141,422
Concession agreements – others	59,492			10		12	—	(1,075)	—	58,439
Contract Commitments	3,849,759	—	—	—	—	—	—	(32,117)	—	3,817,642
Concession Agreements URAE-1 (*)	39,956,194	1,245		747,688		21,429	(874)	(472,288)	(168,104)	40,085,290
Software license of use	638,287	—		10,314		—	—	(48,338)	—	600,263
Right of use – other assets	124,736	—		—		—	—	(19,127)	—	105,609
Total	44,771,124	1,245		758,012		21,441	(874)	(574,179)	(168,104)	44,808,665

(*) As of March 31, 2025, the line URAE-1 concession agreement included leases totaling R$ 329,624 (R$ 338,740 as of December 31, 2024), respectively.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(c)            Public-Private Partnership - PPP

SABESP carries out transactions related to the Public-Private Partnership. Such transactions, along with their corresponding guarantees and obligations, are supported by a contract established based on Law No. 11,079/2004.

The amounts recorded in intangible assets, item Concession Agreements URAE-1, are shown in the table below:

	Individual and Consolidated
Nature	March 31, 2026	December 31, 2025

Alto Tietê	198,775	202,823
São Lourenço	2,174,008	2,216,444

As of March 31, 2026, and December 31, 2025, the obligations assumed by the Company are as follows:

	Individual and Consolidated
	March 31, 2026			December 31, 2025
	Current liabilities	Non-current liabilities	Total liabilities	Current liabilities	Non-current liabilities	Total liabilities
São Lourenço	473,049	2,851,931	3,324,980	469,687	2,856,008	3,325,695

The chart below shows expenses with Public-Private Partnership from January to March 2026, compared to the figures reported in the same period in 2024:

	Individual and Consolidated
Nature	January to March 2026	January to March 2025

General supplies	5,484	5,188
Outsourced services	11,572	10,948
General expenses	1,515	1,434
Amortization	42,437	42,437
Financial expenses	122,675	142,252
Total	183,683	202,259

(d)            Amortization of intangible assets

The average amortization rate was 3.57% and 2.6% as of March 31, 2026 and 2025, respectively.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(e)            Leases and right of use

	Individual and Consolidated
Nature	March 31, 2026	December 31, 2025

Leases - Concession Agreement URAE-1
Cost	404,978	405,245
Accumulated amortization	(255,814)	(250,796)
(=) Net	149,164	154,449

Right of use - Other assets
Vehicles	216,428	216,428
Properties	24,142	24,142
Equipment	76	76
Accumulated amortization	(206,200)	(188,678)
(=) Net	34,446	51,968

Total - Leases and Right of use	183,610	206,417

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 17.

The table below shows the impact on the Company’s profit or loss:

	Individual and Consolidated
	March 31, 2026	March 31, 2025

Right of use amortization	(22,808)	(28,244)
Financial result – interest expense and inflation adjustment	(30,922)	(38,493)
Expenses of short-term and low-value leases	(8,543)	(10,533)
Decrease in profit for the period	(62,273)	(77,270)

(f)             Performance Agreements

The accounting balances of current agreements recorded in the contract assets and other concession assets and intangible assets are as follows:

	Individual and Consolidated
	March 31, 2026	December 31, 2025
Contract assets and other concession assets	405,835	601,064
Intangible assets	1,089,043	1,077,363
Total	1,494,878	1,678,427

As of March 31, 2026, and December 31, 2025, the obligations assumed by the Company are as follows:

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Individual and Consolidated
	March 31, 2026			December 31, 2025
	Current liabilities	Non-current liabilities	Total liabilities	Current liabilities	Non-current liabilities	Total liabilities

Performance Agreements	125,766	3,543	129,309	120,776	6,151	126,927

15              Financial asset of the concession

With the completion of the privatization process and signing of the agreement with URAE-1 in July 2024, resulting in a single agreement covering 371 municipalities with a new expiration date in 2060, which provided greater legal security and granted an unconditional right to receive cash at the end of the concession, the Company recognized a modification in the agreement, leading to a bifurcation of concession assets considering the contractual right that reversible investments and not fully amortized by the end of the agreement must be compensated.

The impacts of Income and Social Contribution Taxes and PIS and Cofins are deferred until the time of their realization.

The change in the balance of the concession’s financial asset is as follows:

	Individual
	December 31, 2025	Transfer of contract asset (a)	Financial Asset of the Concession - Restatement (b)	March 31, 2026

Financial Asset of the Concession
Concession Agreement - URAE-1	21,665,330	118,062	342,487	22,125,879

	Consolidated
	December 31, 2025	Transfer of contract asset (a)	Financial Asset of the Concession - Restatement (b)	Business combination (Note 4)	March 31, 2026

Financial Asset of the Concession
Concession Agreement - URAE-1	21,665,330	118,062	342,487	—	22,125,879
Other - EMAE	—	—	—	195,375	195,375
Total	21,665,330	118,062	342,487	195,375	22,321,254

	Individual and Consolidated
	December 31, 2024	Transfer of contract asset (a)	Financial Asset of the Concession - Restatement (b)	March 31, 2025

Financial Asset of the Concession
Concession Agreement - URAE-1	17,601,626	168,104	420,229	18,189,959

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(a) Correspond to transfers (bifurcation) of contract assets and other concession assets to the concession’s financial asset, which were previously recognized at their cost;

(b) Review of the financial asset considering the restatement using the IPCA, as this is the rate used by the regulatory agency for the adjustment of assets to be compensated.

16              Property, plant, and equipment

(a)	Statement of financial position details

	Individual
	March 31, 2026				December 31, 2025
	Cost	Depreciation	Net	Useful life	Cost	Depreciation	Net	Useful life

Land	101,258	(363)	100,895	—	94,001	—	94,001	—
Buildings	133,757	(49,843)	83,914	50 years	134,818	(49,179)	85,639	50 years
Equipment	636,363	(356,127)	280,236	5 - 20 years	629,653	(346,037)	283,616	5 - 20 years
Transportation equipment	140,475	(21,637)	118,838	10 years	126,689	(18,394)	108,295	10 years
Furniture and fixtures	41,673	(19,731)	21,942	15 years	41,465	(19,141)	22,324	15 years
Energy generation infrastructure	165,100	(20,810)	144,290	15 - 20 years	165,100	(18,084)	147,016	15 - 20 years
Other	7,279	(666)	6,613	20 years	7,278	(620)	6,658	20 years
Property, plant and equipment in progress	158,927	—	158,927	—	143,242	—	143,242	—
Total	1,384,832	(469,177)	915,655	—	1,342,246	(451,455)	890,791	—

	Consolidated
	March 31, 2026				December 31, 2025
	Cost	Depreciation	Net	Useful life	Cost	Depreciation	Net	Useful life

Land	105,541	(363)	105,178	— %	94,001	—	94,001	—%
Buildings	177,667	(51,024)	126,643	50 years	134,818	(49,179)	85,639	50 years
Equipment	690,270	(358,991)	331,279	5 - 20 years	629,653	(346,037)	283,616	5 - 20 years
Transportation equipment	140,555	(21,645)	118,910	10 years	126,689	(18,394)	108,295	10 years
Furniture and fixtures	41,968	(19,761)	22,207	15 years	41,465	(19,141)	22,324	15 years
Energy generation infrastructure	165,100	(20,810)	144,290	15 - 20 years	165,100	(18,084)	147,016	15 - 20 years
Reservoirs, dams and pipelines	40,845	(1,071)	39,774	50 years	-	-	-	—%
Other	16,709	(823)	15,886	20 years	7,278	(620)	6,658	20 years
Property, plant and equipment in progress	231,045	(10,449)	220,596	— %	143,242	—	143,242	—%
Total	1,609,700	(484,937)	1,124,763	—	1,342,246	(451,455)	890,791	—

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(b)	Changes

	Individual
	December 31, 2025	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2026

Land	94,001	-	6,894	-	-	100,895
Buildings	85,639	-	(18)	(1,149)	(558)	83,914
Equipment	283,616	-	6,521	(36)	(9,865)	280,236
Transportation equipment	108,295	-	13,835	(9)	(3,283)	118,838
Furniture and fixtures	22,324	-	199	-	(581)	21,942
Energy generation infrastructure	147,016	-	-	-	(2,726)	144,290
Other	6,658	-	-	-	(45)	6,613
Property, plant and equipment in progress	143,242	33,955	(18,270)	-	-	158,927
Total	890,791	33,955	9,161	(1,194)	(17,058)	915,655

	Consolidated
	December 31, 2025	Additions	Transfers	Write-offs and disposals	Depreciation	Business combination (Note 4)	March 31, 2026

Land	94,001	—	6,894	—	—	4,283	105,178
Buildings	85,639	—	(18)	(1,149)	(558)	42,279	126,643
Equipment	283,616	—	6,521	(36)	(9,865)	51,043	331,279
Transportation equipment	108,295	—	13,835	(9)	(3,283)	72	118,910
Furniture and fixtures	22,324	—	199	—	(581)	265	22,207
Energy generation infrastructure	147,016	—	—	—	(2,726)	-	144,290
Reservoirs, dams and pipelines	—	—	—	—	—	39,774	39,774
Other	6,658	—	—	—	(45)	9,273	15,886
Property, plant and equipment in progress	143,242	33,955	(18,270)	—	—	61,669	220,596
Total	890,791	33,955	9,161	(1,194)	(17,058)	209,108	1,124,763

	Individual and Consolidated
	December 31, 2024	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2025

Land	94,751	62	(33)	—	—	94,780
Buildings	80,920	-	209	—	(527)	80,602
Equipment	149,744	-	9,636	(54)	(5,332)	153,994
Transportation equipment	23,538	-	19,807	—	(826)	42,519
Furniture and fixtures	20,779	-	1,724	(6)	(549)	21,948
Energy generation infrastructure	121,533	-	5	—	(2,096)	119,442
Other	6,930	-	-	—	(48)	6,882
Property, plant and equipment in progress	63,353	60,674	(26,320)	—	—	97,707
Total	561,548	60,736	5,028	(60)	(9,378)	617,874

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

17	Borrowings and financing

Borrowings and financing outstanding balance	Individual
	March 31, 2026			December 31, 2025
Financial institution	Current	Non-current	Total	Current	Non-current	Total

Local currency
Debentures	2,768,889	25,637,595	28,406,484	2,764,582	20,230,117	22,994,699
Brazilian Federal Savings Bank	137,030	1,467,440	1,604,470	134,275	1,495,481	1,629,756
BNDES	259,709	504,300	764,009	259,341	564,501	823,842
IDB	298,509	2,554,865	2,853,374	307,349	2,680,484	2,987,833
IFC	22,650	2,006,802	2,029,452	64,450	2,645,882	2,710,332
Leases (Concession)	74,650	110,178	184,828	84,214	110,214	194,428
Leases (Other)	70,172	7,724	77,896	72,440	9,627	82,067
Other	483	725	1,208	616	328	944
Interest	848,930	—	848,930	1,139,091	—	1,139,091

Total in local currency	4,481,022	32,289,629	36,770,651	4,826,358	27,736,634	32,562,992

Foreign currency
IDB	53,661	904,542	958,203	56,573	973,833	1,030,406
IBRD	31,731	1,011,545	1,043,276	33,453	1,112,127	1,145,580
JICA	140,783	1,732,536	1,873,319	150,779	1,965,688	2,116,467
IFC	—	3,158,572	3,158,572	—	3,380,431	3,380,431
A/B Blue Bonds	—	8,017,482	8,017,482	—	—	—
Interest	176,930	—	176,930	65,727	—	65,727
Total in foreign currency	403,105	14,824,677	15,227,782	306,532	7,432,079	7,738,611

Total borrowings and financing	4,884,127	47,114,306	51,998,433	5,132,890	35,168,713	40,301,603

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

Borrowings and financing outstanding balance	Consolidated
	March 31, 2026			December 31, 2025
Financial institution	Current	Non-current	Total	Current	Non-current	Total

Local currency
Debentures	2,768,889	22,655,074	25,423,963	2,764,582	17,282,427	20,047,009
Brazilian Federal Savings Bank	137,030	1, 467,440	1,604,470	134,275	1,495,481	1,629,756
BNDES	259,709	504,300	764,009	259,341	564,501	823,842
IDB	298,509	2,554,865	2,853,374	307,349	2,680,484	2,987,833
IFC	22,650	2,006,802	2,029,452	64,450	2,645,882	2,710,332
Leases (Concession)	74,650	110,178	184,828	84,214	110,214	194,428
Leases (Other)	70,620	11,256	1,876	72,440	9,627	82,067
Other	483	727	1,210	616	328	944
Interest	819,813	-	819,813	1,033,884	-	1,033,884

Total in local currency	4,452,353	29,310,642	33,762,995	4,721,151	24,788,944	29,510,095

Foreign currency
IDB	53,661	904,542	958,203	56,573	973,833	1,030,406
IBRD	31,731	1,011,545	1,043,276	33,453	1,112,127	1,145,580
JICA	140,783	1,732,536	1,873,319	150,779	1,965,688	2,116,467
IFC	-	3,158,572	3,158,572	-	3,380,431	3,380,431
A/B Blue Bonds	-	8,017,481	8,017,481	-	-	-
Blue Bonds	-	2,634,627	2,634,627	-	2,828,508	2,828,508
Interest	194,152	-	194,152	130,860	-	130,860
Total in foreign currency	420,327	17,459,303	17,879,630	371,665	10,260,587	10,632,252

Total borrowings and financing	4,872,680	46,769,945	51,642,625	5,092,816	35,049,531	40,142,347

Quotes as of March 31, 2026: US$ – R$ 5.2194; Yen – R$ 0.03281; EUR - R$ 6.0117 (as of December 31, 2025: US$ – R$ 5.5024; Yen – R$ 0.03514; Euro – R$ 6.4692).

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(i)       Payment schedule – accounting balances as of March 31, 2026

Payment Schedule	Individual
	April to December, 2026	2027	2028	2029	2030	2031	2032 to 2048	Total

Local currency
Debentures	2,768,889	1,200,338	442,804	1,102,764	4,544,479	3,218,427	15,128,783	28,406,484
Brazilian Federal Savings Bank	101,938	143,304	152,093	158,155	155,850	141,735	751,395	1,604,470
BNDES	195,358	247,853	87,849	35,575	35,575	35,575	126,224	764,009
IDB	172,474	289,669	359,999	330,039	265,949	265,949	1,169,295	2,853,374
IFC	22,650	30,600	63,850	97,100	183,000	407,800	1,224,452	2,029,452
Leases	69,079	8,429	17,812	23,673	12,563	19,821	111,347	262,724
Other	363	484	361	—	—	—	—	1,208
Interest and Other Charges	848,930	—	—	—	—	—	—	848,930
Total in local currency	4,179,681	1,920,677	1,124,768	1,747,306	5,197,416	4,089,307	18,511,496	36,770,651

Foreign currency
IDB	53,663	53,663	53,663	53,663	53,663	53,663	636,225	958,203
IBRD	15,866	31,732	31,732	74,267	74,267	74,267	741,145	1,043,276
JICA	75,127	187,634	234,487	234,487	162,679	162,679	816,226	1,873,319
IFC	—	—	—	1,574,682	1,574,682	—	9,208	3,158,572
Bonds - Sabesp	—	—	—	—	—	4,436,490	3,580,992	8,017,482
Interest and Other Charges	176,930	—	—	—	—	—	—	176,930
Total in foreign currency	321,586	273,029	319,882	1,937,099	1,865,291	4,727,099	5,783,796	15,227,782

Total	4,501,267	2,193,706	1,444,650	3,684,405	7,062,707	8,816,406	24,295,292	51,998,433

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

Payment Schedule	Consolidated
	April to December, 2026	2027	2028	2029	2030	2031	2032 to 2048	Total

Local currency
Debentures	2,768,889	1,200,338	442,804	1,102,764	1,561,958	3,218,427	15,128,783	25,423,963
Brazilian Federal Savings Bank	101,938	143,304	152,093	158,155	155,850	141,735	751,395	1,604,470
BNDES	195,358	247,853	87,849	35,575	35,575	35,575	126,224	764,009
IDB	172,474	289,669	359,999	330,039	265,949	265,949	1,169,295	2,853,374
IFC	22,650	30,600	63,850	97,100	183,000	407,800	1,224,452	2,029,452
Leases	69,891	9,481	18,740	24,490	12,934	19,821	111,347	266,704
Other	363	484	363	-	-	-	-	1,210
Interest and Other Charges	819,813	-	-	-	-	-	-	819,813
Total in local currency	4,151,376	1,921,729	1,125,698	1,748,123	2,215,266	4,089,307	18,511,496	33,762,995

Foreign currency
IDB	53,663	53,663	53,663	53,663	53,663	53,663	636,225	958,203
IBRD	15,866	31,732	31,732	74,267	74,267	74,267	741,145	1,043,276
JICA	75,127	187,634	234,487	234,487	162,679	162,679	816,226	1,873,319
IFC	-	-	-	1,574,682	1,574,682	-	9,208	3,158,572
Bonds - Sabesp	-	-	-	-	-	4,436,490	3,580,991	8,017,481
Blue Bonds	-	-	-	-	2,634,627	-	-	2,634,627
Interest and Other Charges	194,152	-	-	-	-	-	-	194,152
Total in foreign currency	338,808	273,029	319,882	1,937,099	4,499,918	4,727,099	5,783,795	17,879,630

Total	4,490,184	2,194,758	1,445,580	3,685,222	6,715,184	8,816,406	24,295,291	51,642,625

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(ii)       Changes

Changes	Individual
	December 31, 2025	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment/Exchange rate change - Capitalized	Interest Paid	Amortization	Accrued interest	Provision for interest and charges - capitalized	Expenses with borrowing costs	Other changes	Fair value	March 31, 2026
Local currency
Debentures	23,920,841	6,292,086	(152,922)	170,288	3,425	(992,615)	(500,000)	525,342	174,181	9,562	—	(410,654)	29,039,534
Brazilian Federal Savings Bank	1,634,323	—	—	8,944	694	(31,419)	(34,926)	29,191	2,194	—	—	—	1,609,001
BNDES	826,580	—	—	5,302	644	(15,481)	(65,890)	13,569	1,551	110	—	—	766,385
IDB	3,136,210	—	—	—	—	(161,704)	(134,874)	89,240	21,564	416	—	—	2,950,852
IFC	2,767,605	—	—	—	—	(32,811)	(687,800)	66,629	20,405	6,921	—	—	2,140,949
Leases (Concession)	194,427	—	—	—	—	—	(30,562)	20,963	—	—	—	—	184,828
Leases (Other)	82,068	—	—	—	—	—	(12,154)	7,981	—	—	—	—	77,895
Other	938	768	—	—	—	(8)	(500)	8	1	—	—	—	1,207

Total in local currency	32,562,992	6,292,854	(152,922)	184,534	4,763	(1,234,038)	(1,466,706)	752,923	219,896	17,009	—	(410,654)	36,770,651

Foreign currency
IDB	1,037,182	—	(78)	(56,694)	2,866	—	—	10,581	1,773	399	—	(18,696)	977,333
IBRD	1,160,707	—	(782)	(59,667)	—	(25,665)	(15,823)	12,801	—	190	—	(26,221)	1,045,540
JICA	2,125,285	—	—	(143,121)	(421)	(8,413)	(67,730)	8,582	34	269	—	(32,146)	1,882,339
IFC	3,415,437	—	—	(199,700)	—	—	—	31,619	4,890	946	—	(23,105)	3,230,087
A/B Blue Bonds	—	7,845,150	(111,121)	(16,050)	—	—	—	75,002	—	1,425	—	298,077	8,092,483
Total in foreign currency	7,738,611	7,845,150	(111,981)	(475,232)	2,445	(34,078)	(83,553)	138,585	6,697	3,229	—	197,909	15,227,782

Total	40,301,603	14,138,004	(264,903)	(290,698)	7,208	(1,268,116)	(1,550,259)	891,508	226,593	20,238	—	(212,745)	51,998,433

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

Changes	Consolidated
	December 31, 2025	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment/Exchange rate change - Capitalized	Interest Paid	Amortization	Accrued interest	Provision for interest and charges - capitalized	Expenses with borrowing costs	Other changes	Fair value	March 31, 2026
Local currency
Debentures	20,867,944	6,292,086	(152,922)	126,710	3,425	(853,898)	(500,000)	462,715	174,181	9,570	—	(401,914)	26,027,897
Brazilian Federal Savings Bank	1,634,323	—	—	8,944	694	(31,419)	(34,926)	29,191	2,194	—	—	—	1,609,001
BNDES	826,580	—	—	5,302	644	(15,481)	(65,890)	13,569	1,551	110	—	—	766,385
IDB	3,136,210	—	—	—	—	(161,704)	(134,874)	89,240	21,564	416	—	—	2,950,852
IFC	2,767,605	—	—	—	—	(32,811)	(687,800)	66,629	20,405	6,921	—	—	2,140,949
Leases (Concession)	194,427	—	—	—	—	—	(30,562)	20,963	—	—	—	—	184,828
Leases (Other)	82,068	—	—	—	—	—	(12,154)	7,981	—	—	3,981	—	81,876
Other	938	768	—	—	—	(8)	(500)	8	1	—	—	—	1,207

Total in local currency	29,510,095	6,292,854	(152,922)	140,956	4,763	(1,095,321)	(1,466,706)	690,296	219,896	17,017	3,981	(401,914)	33,762,995

Foreign currency
IDB	1,037,182	—	(78)	(56,694)	2,866	—	—	10,581	1,773	399	—	(18,696)	977,333
IBRD	1,160,707	—	(782)	(59,667)	—	(25,665)	(15,823)	12,801	—	190	—	(26,221)	1,045,540
JICA	2,125,285	—	—	(143,121)	(421)	(8,413)	(67,730)	8,582	34	269	—	(32,146)	1,882,339
IFC	3,415,437	—	—	(199,700)	—	—	—	31,619	4,890	946	—	(23,105)	3,230,087
A/B Blue Bonds	—	7,845,150	(111,121)	(16,050)	—	—	—	75,002	—	1,425	—	298,077	8,092,483
Blue Bonds	2,893,641	—	—	(148,825)	—	(81,555)	—	36,994	—	966	—	(49,373)	2,651,848
Total in foreign currency	10,632,252	7,845,150	(111,981)	(624,057)	2,445	(115,633)	(83,553)	175,579	6,697	4,195	—	148,536	17,879,630

Total	40,142,347	14,138,004	(264,903)	(483,101)	7,208	(1,210,954)	(1,550,259)	865,875	226,593	21,212	3,981	(253,378)	51,642,625

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(a)	Main events in the period ended March 31, 2026

38th Debenture Issue

In March, the Company raised R$ 6,292 million from the issue of simple unsecured non-convertible debentures, in five series, with the following characteristics:

Instrument	Amount	Rate	Maturity	Hedge Cost
38th issue - 1st series	1,635,679	IPCA + 6.2907%	2036	DI - 1.38%% a
38th issue - 2nd series	1,364,730	IPCA + 6.3507%	2038	DI - 1.26%% a
38th issue - 3rd series	1,291,677	IPCA + 6.2467%	2041	DI - 1.40%% a
38th issue - 4th series	1,000,000	DI +0.64%	2033	-
38th issue - 5th series	1,000,000	DI +0.72%	2036	-
Total	6,292,086

The agreed covenants are:

- Disposal of operating assets, termination of license or loss of concession that, considered alone or together during the term of the agreement, result in a reduction in the Company's net sales and/or services revenue of more than twenty-five percent (25%). The above limit will be calculated every year, taking into consideration the Company’s net operating income for the year immediately prior and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures.

A/B Blue Bonds

In February 2026, the Company contracted financing with the Inter-American Investment Corporation, in the total amount of US$ 1,500 million, with the following characteristics:

Instrument	Amount Currency of Origin	Amount (R$)	Rate	Hedge Cost	Maturity
AB BOND 5Y	850,000	4,445,585	5.75%	DI + 1.24% p.a.	2031
AB BOND 10Y	500,000	2,615,050	6.5%	DI + 1.99% p.a.	2036
AB BOND 12Y	150,000	784,515	SOFR + 2.75%	(i)	2038
Total	1,500,000

(i) A Non-Deliverable Forward (“NDF”) derivative instrument was preliminarily contracted as a pre-hedge for the purpose of hedging the currency exchange variation of the aforementioned bond. Subsequently, the Company will contract a swap derivative instrument, converting the debt indexed to SOFR + 2.75% into DI+.

There are no financial covenants associated with these financing agreements.

(b)            Leases

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets against the lease liability.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (e).

(c)            Covenants

The table below presents the claused containing the most restrictive covenants as of March 31, 2026.

Covenants
Adjusted EBITDA/Adjusted Financial Expense	Equal to or higher than 3.50
Adjusted EBITDA /Financial Expense Paid	Equal to or higher than 2.35
Adjusted Net Debt/Adjusted EBITDA	Equal to or less than 3.00
Net Debt /Adjusted EBITDA	Equal to or less than 3.50
Other Onerous Debts (1)/Adjusted EBITDA	Equal to or less than 1.00

(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

As of March 31, 2026, and December 31, 2025, the Company met the requirements outlined by its borrowings and financing agreements.

(d)            Borrowings and financing contracted and not yet used

Individual and Consolidated
Agent	March 31, 2026
(in millions of Reais (*))
Brazilian Federal Savings Bank	703
Inter-American Development Bank - IDB	547
International Bank for Reconstruction and Development – IBRD	475
Banco BTG Pactual	949
Other	4
Total	2,678

(*) Brazilian Central Bank’s exchange rate as of March 31, 2026 (US$ 1.00 = R$ 5.2194).

The funds from financing contracted have specific purposes and are released for the execution of their respective investments, according to the execution of the works.

(e)            General information

Below is detailed information on the borrowings and financing in force as of March 31, 2026. For a better understanding, the table below consolidates the instruments by financial institution, remuneration, currency of origin and linked guarantees:

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

Financial institution/ Instrument	Guarantees	Final maturity	Annual interest rate	Currency
Inter-American Development Bank	-	2029 – 2036	CDI + 0.30% to 1.50%	Real
Inter-American Development Bank	Federal Government	2044	SOFR + 1.21%	Dollar
Inter-American Development Bank	Federal Government	2035	CDI+ 0.86	Real
International Finance Corporation	-	2030	SOFR + 1.80%	Dollar
International Finance Corporation	-	2030	EURIBOR + 1.85%	Euro
International Finance Corporation	-	2033 - 2034	CDI+0.2735% to 1.70%	Real
International Bank for Reconstruction and Development	Federal Government	2034 - 2048	SOFR + 0.74% and 1.84%	Dollar
JICA	Federal Government	2029 - 2037	0.01% - 2.50%	Yen
JICA	-	2037	2.00%.	Yen
Debentures	-	2026 - 2040	CDI + 0.00% to 1.60%	Real
Debentures	-	2026 - 2041	IPCA + 3.20% to 7.38%	Real
Brazilian Federal Savings Bank	Receivables	2027 – 2042	TR + 5,0% to 8.0%	Real
Brazilian Development Bank	Receivables	2026 – 2035	TJLP + 1.66% to 2.18%	Real
Blue Senior Unsecured Notes (“Blue Bonds”)	-	2030	5.62%	Dollar
Fehidro	-	2028	3.00%	Real
A/B Blue Bond	-	2031-2036	5.75% to 6.5%	Dollar
A/B Blue Bond	-	2038	SOFR + 2.75%	Dollar
Leases	-	2035	IPCA + 7.73% to 10.12%	Real
Leases	-	2042	9.74% to 15.24%	Real

18              Financial instruments

As of March 31, 2026, the Company had financial assets classified as amortized cost and fair value through profit or loss.

The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, registered warrants, other assets and balances receivable from the Water National Agency (ANA), financial assets of the concession, trade payables, borrowings and financing in local and foreign currency (except for those irrevocably designated at fair value through profit or loss, in accordance with Note 19), services payable, and balances payable deriving from the Public-Private Partnership (PPP), which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,128,255 as of March 31, 2026 (R$ 1,139,064 as of December 31, 2025), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 11. Part of this balance, totaling R$ 997,978 (R$ 1,016,69 as of December 31, 2025), refers to reimbursement of additional retirement and pension plan - G0, indexed to the IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering (i) the maturities close to the end of the reporting date of the financial statements, (ii) comparison of contractual interest rates with market rates in similar transactions at the end of the reporting periods, and (iii) their nature, and maturity terms.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Individual		Consolidated		Individual		Consolidated
	March 31, 2026		March 31, 2026		December 31, 2025		December 31, 2025
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	51,998,433	52,259,682	51,642,625	51,916,605	40,301,603	40,360,558	40,142,347	40,376,452

The criteria adopted to obtain the fair values of borrowings and financing in preparing the quarterly information as of March 31, 2026, are consistent with those used in the preparation of the Annual Financial Statements for the fiscal year ended December 31, 2025.

Financial instruments referring to, borrowings and financing, and derivative financial instruments are classified as Level 2 in the fair value hierarchy and there were no transfers between levels during this period.

There are no instruments classified as level 1 or level 3.

19              Derivative financial instruments and hedging transactions

The Company is exposed to certain risks related to its transactions. The main risks managed with derivative instruments are currency risk and interest rate risk.

The Company's risk management strategy and how it is applied is disclosed in Note 5.1 above, applicable to consolidated balances. As of March 31, 2026, regarding derivative transactions, the Company held a liability position of R$ 1,484,755 (Consolidated) and R$ 1.142.171 (Individual) (as of December 31, 2025, a liability position of R$ 521,832 (Consolidated) and R$ 661.421 (Individual)).

Derivatives designated as hedging instruments

Fair value hedges

As of March 31, 2026, the Company had an interest rate and currency swap agreement with a notional value of Yen 36 billion, US$ 761 million and Euro 220 million (Yen 36 billion, US$ 761 million, and Euro 220 million as of December 31, 2025), which provides that the Company will receive fixed and variable interest rates and pay a variable rate equal to the DI rate plus or less an interest percentage. Swaps are used to hedge exposure to changes in the fair value of loans and financing.

There is an economic relationship between the hedged items and the hedging instruments, since the terms of the swaps correspond to the terms of the loans and financing transactions (for example, the notional amount, ratios and the maturity date). To test the effectiveness of fair value hedging transactions, the Company uses the critical terms match method in order to assess whether all terms of the derivative are in line with the terms of the hedged item, in relation to terms, amortizations, contractual notional value, and interest payment.

The potential sources of hedge ineffectiveness evaluated by the Company are:

•	Differences in the timing of cash flows from hedged items and hedging instruments.
•	Different ratios (and, consequently, different curves) associated with the hedged risk of the hedged items and hedging instruments.
•	Counterparties' credit risk has a different impact on the fair value changes of hedging instruments and hedged items.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

The effect of the fair value hedge on the statements of financial position and income statement as of March 31, 2026, is shown below:

Individual and Consolidated
Transactions	Currency/ Index	Financing	Notional Value	Fair Value of Asset Position	Fair Value of Liability Position	Accumulated Gain / (Loss) on Derivatives - Swap	Gain / (Loss) on 2025 Derivatives for the period	Gain / (Loss) on Fair value on the hedged item

1	Yen	Cross-currency swap	36,787,581	942,456	1,201,272	(258,816)	(124,762)	12,276
2	Euro	Cross currency swap	220,000	1,375,154	1,546,433	(171,279)	(145,354)	6,303
3	Dollar	Cross-currency swap	761,261	3,968,174	4,564,284	(596,110)	(376,632)	61,719
Total				6,285,784	7,311,989	(1,026,205)	(646,748)	80,298

Derivatives not designated as hedging instruments

As of March 31, 2026, the Company had an interest rate swap, which provides that the Company will receive fixed and variable interest rates and pay a variable rate equal to the DI rate plus or less an interest percentage.

These derivatives were not designated to documented hedge accounting structures, and the Company chose to irrevocably designate the hedged liabilities to the fair value option in order to reduce accounting mismatches.

The effect of derivatives not designated to hedge accounting, as well as of liabilities selected at the fair value option on the statement of financial position and income statement is shown below:

Individual
Transactions	Currency/ Index	Financing	Notional Value	Fair Value of Asset Position	Fair Value of Liability Position	Accumulated Gain / (Loss) on Derivatives - Swap	Gain / (Loss) on 2025 Derivatives for the period	Gain / (Loss) on Fair value on the hedged item

1	IPCA	Interest rate swap	10,807,786	10,948,800	10,694,955	253,845	(35,343)	410,654
2	Yen	Cross currency swap	30,000,000	930,240	1,048,553	(118,313)	(120,029)	19,870
3	Dollar	Cross currency swap	1,500,000	7,410,474	7,654,999	(244,525)	(244,525)	(298,077)
4	Dollar	Non-Deliverable Forward	150,000	—	—	(6,973)	(86,261)	—
Total				19,289,514	19,398,507	(115,966)	(486,158)	132,447

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

Consolidated
Transactions	Currency/ Index	Financing	Notional Value	Fair Value of Asset Position	Fair Value of Liability Position	Accumulated Gain / (Loss) on Derivatives - Swap	Gain / (Loss) on 2025 Derivatives for the period	Gain / (Loss) on Fair value on the hedged item

1	IPCA	Interest rate swap	10,807,786	10,948,800	10,694,955	253,845	(35,343)	401,914
2	Dollar	Cross currency swap	2,000,000	10,079,057	10,666,166	(587,109)	(517,113)	(347,294)
3	Dollar	Non-Deliverable Forward	150,000	—	—	(6,973)	(86,261)	—
4	Yen	Cross currency swap	30,000,000	930,240	1,048,553	(118,313)	(120,029)	19,870
Total				21,958,097	22,409,674	(458,550)	(758,746)	74,490

20             Taxes and Contributions

(a)            Current and non-current assets

	Individual		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Income and social contribution taxes	606,528	606,528	911,320	606,528
Withholding income tax (IRRF) on financial investments	239,372	127,965	239,952	128,038
Pis and Cofins Recoverable	561,137	558,209	627,155	558,209
Other federal taxes	29,071	2,535	29,585	2,535
Total	1,436,108	1,295,237	1,808,012	1,295,310

Current Non	1,436,108	1,295,237	1,540,437	1,295,310
Non-current	-	-	267,575	-

(b)            Current liabilities

	Individual		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Income and social contribution taxes	45,061	—	47,674	1,312
PIS and Cofins	141,758	144,484	145,197	144,623
INSS (social security contribution)	34,740	73,823	34,786	73,865
IRRF (withholding income tax)	6,326	327,552	6,326	327,552
Other	64,354	68,219	69,102	68,240
Total	292,239	614,078	303,085	615,592

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

21              Deferred PIS/Cofins taxes

Non-current Liabilities

	Individual and Consolidated
	March 31, 2026	December 31, 2025
PIS/Cofins – Financial Asset	1,033,246	1,001,566
PIS/Cofins – Estimated Revenue	81,432	89,049
Other	185,624	190,350
Total	1,300,302	1,280,965

Current Liabilities	81,432	89,049
Non-current Liabilities	1,218,870	1,191,916

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

22             Deferred taxes and contributions

(a)            Statement of financial position details

	Individual	Consolidated	Individual and Consolidated
	March 31, 2026	March 31, 2026	December 31, 2025

Deferred income tax assets
Provisions	665,351	779,141	653,628
Pension plan obligations – G1	125,200	125,200	125,200
Donations of underlying assets on concession agreements	40,088	40,088	40,764
Allowance for doubtful accounts	97,446	97,446	116,431
Allowance for losses on other accounts receivable	54,426	54,426	54,426
Allowance for inventory losses	129,877	129,877	121,591
Allowance for losses on works and projects	—	—	10,554
Allowance for losses on write-off of assets	46,790	46,790	46,790
Performance Agreements	81,639	81,639	81,143
Present value adjustment (PVA) accounts receivable	49,096	49,096	89,073
Derivative financial instruments in the profit/loss	415,105	415,105	204,190
Deferred PIS/Cofins	443,548	443,548	432,777
Actuarial gain/loss - Comprehensive Income	—	84,969	—
Other	104,122	104,122	91,657

Off-set (*)	(2,252,688)	(2,409,934)	(2,068,224)
Total deferred tax asset	-	41,513	-

Deferred income tax liabilities
Temporary difference in the concession of intangible asset	(287,375)	(287,375)	(290,128)
Capitalization of borrowing costs	(543,902)	(543,902)	(526,275)
Profit on supply to government entities	(574,114)	(613,428)	(573,921)
Financial asset of the concession	(3,797,879)	(3,797,879)	(3,681,433)
Actuarial gain – G1 Plan	(91,262)	(91,262)	(91,262)
Annual Generation Revenue (Receita Anual de Geração – RAG)	-	(10,300)	-
Present value adjustment (PVA) investment property	-	(107,632)	-
Construction margin	(34,430)	(34,430)	(35,113)

Off-set (*)	2,252,688	2,409,934	2,068,224
Total deferred tax liabilities	(3,076,274)	(3,076,274)	(3,129,908)

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(b)            Changes

	Individual
	December 31, 2025	Net Change	March 31, 2026

Deferred income tax assets
Provisions	653,628	11,723	665,351
Pension plan obligations – G1	125,200	—	125,200
Donations of underlying assets on concession agreements	40,764	(676)	40,088
Allowance for doubtful accounts	116,431	(18,985)	97,446
Allowance for losses on other accounts receivable	54,426	—	54,426
Allowance for inventory losses	121,591	8,286	129,877
Allowance for losses on works and projects	10,554	(10,554)	—
Allowance for losses on write-off of assets	46,790	—	46,790
Performance Agreements	81,143	496	81,639
Present value adjustment (PVA) accounts receivable	89,073	(39,977)	49,096
Derivative financial instruments in the profit/loss	204,190	210,915	415,105
Deferred PIS/Cofins	432,777	10,771	443,548
Other	91,657	12,465	104,122

Off-set (*)	(2,068,224)	(184,464)	(2,252,688)
Total deferred tax asset	-	-	-

Deferred income tax liabilities
Temporary difference in the concession of intangible asset	(290,128)	2,753	(287,375)
Capitalization of borrowing costs	(526,275)	(17,627)	(543,902)
Profit on supply to government entities	(573,921)	(193)	(574,114)
Financial asset of the concession	(3,681,433)	(116,446)	(3,797,879)
Actuarial gain – G1 Plan	(91,262)	-	(91,262)
Construction margin	(35,113)	683	(34,430)

Off-set (*)	2,068,224	184,464	2,252,688

Total deferred tax liabilities	(3,129,908)	53,634	(3,076,274)

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Consolidated
	December 31, 2025	Net Change	March 31, 2026

Deferred income tax assets
Provisions	653,628	125,513	779,141
Pension plan obligations – G1	125,200	-	125,200
Donations of underlying assets on concession agreements	40,764	(676)	40,088
Allowance for doubtful accounts	116,431	(18,985)	97,446
Allowance for losses on other accounts receivable	54,426	-	54,426
Allowance for inventory losses	121,591	8,286	129,877
Allowance for losses on works and projects	10,554	(10,554)	-
Allowance for losses on write-off of assets	46,790	-	46,790
Performance Agreements	81,143	496	81,639
Present value adjustment (PVA) accounts receivable	89,073	(39,977)	49,096
Derivative financial instruments in the profit/loss	204,190	210,915	415,105
Deferred PIS/Cofins	432,777	10,771	443,548
Actuarial gain/loss – Comprehensive Income	-	84,969	84,969
Other	91,657	12,465	104,122

Off-set (*)	(2,068,224)	(341,710)	(2,409,934)

Total deferred tax asset	-	41,513	41,513

Deferred income tax liabilities
Temporary difference in the concession of intangible asset	(290,128)	2,753	(287,375)
Capitalization of borrowing costs	(526,275)	(17,627)	(543,902)
Profit on supply to government entities	(573,921)	(39,507)	(613,428)
Financial asset of the concession	(3,681,433)	(116,446)	(3,797,879)
Actuarial gain – G1 Plan	(91,262)	—	(91,262)
Construction margin	(35,133)	683	(34,430)
Annual Generation Revenue (Receita Anual de Geração – RAG)	-	(10,300)	(10,300)
Present value adjustment (PVA) investment property	-	(107,632)	(107,632)

Off-set (*)	2,068,224	341,710	2,409,934

Total deferred tax liabilities	(3,129,908)	53,634	(3,076,274)

(*) Refers to the assets and liabilities offset in the determination of deferred tax. Historically, SABESP has recognized deferred tax liabilities, however, following the acquisition of EMAE and, consequently, the consolidation of its deferred tax asset, the Company presents the movements and offsets applied in order to reconcile deferred tax assets and deferred tax liabilities on an individual basis.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(c)            Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the quarterly information are reconciled to the statutory rates, as shown below:

	Individual		Consolidated
	January to March 2026	January to March 2025	January to March 2026	January to March 2025

Profit before taxes	2,356,132	2,249,685	2,357,565	2,250,926
Statutory rate	34%	34%	34%	34%
Estimated expense at statutory rate	(801,085)	(764,893)	(801,572)	(765,315)
Permanent differences
Tax benefit from interest on equity	198,411	—	198,411	—
Provision Law No. 4.819/1958 – G0 (i)	(13,071)	(12,134)	(13,071)	(12,134)
Donations	—	(100)	—	(100)
Tax Incentives	4,512	—	4,512	—
Other differences	4,132	9,534	3,186	8,715
Income and social contribution taxes	(607,101)	(767,593)	(608,534)	(768,834)
Current income and social contribution taxes;	(660,735)	(694,920)	(662,168)	(696,161)
Deferred income and social contribution taxes	53,634	(72,673)	53,634	(72,673)
Effective rate	26%	34%	26%	34%

23             Provisions

(a)            Lawsuits and proceedings that resulted in provisions

(I)             Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. The payment terms and amounts are defined based on the outcome of these lawsuits.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Individual			Consolidated			Individual and Consolidated
	March 31, 2026			March 31, 2026			December 31, 2025
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits

Customer claims (i)	127,075	(1,532)	125,543	127,075	(1,532)	125,543	134,411	(1,510)	132,901
Supplier claims (ii)	41,014	—	41,014	41,014	—	41,014	51,342	(60)	51,282
Other civil claims (iii)	187,794	(446)	187,348	189,879	(446)	189,433	154,148	(437)	153,711
Tax claims (iv)	12,107	(451)	11,656	139,839	(451)	139,388	12,236	(646)	11,590
Labor claims (v)	1,412,915	(15,100)	1,397,815	1,454,630	(15,100)	1,439,530	1,409,720	(16,318)	1,393,402
Environmental claims (vi)	154,988	(41)	154,947	157,522	(41)	157,481	160,575	(49)	160,526
Total	1,935,893	(17,570)	1,918,323	2,109,959	(17,570)	2,092,389	1,922,432	(19,020)	1,903,412

Current	1,380,446	—	1,380,446	1,380,446	—	1,380,446	1,370,013	—	1,370,013
Non-current	555,447	(17,570)	537,877	729,513	(17,570)	711,943	552,419	(19,020)	533,399

(II)          Changes

	Individual
	December 31, 2025	Additional provisions	Interest and inflation adjustment	Use of the provision	Amounts not used (reversal)	March 31, 2026

Customer claims (i)	134,411	670	3,054	(105)	(10,955)	127,075
Supplier claims (ii)	51,342	3,137	7,277	(1,457)	(19,285)	41,014
Other civil claims (iii)	154,148	34,967	13,788	(3,700)	(11,409)	187,794
Tax claims (iv)	12,236	35	191	—	(355)	12,107
Labor claims (v)	1,409,720	56,768	40,855	(11,409)	(83,019)	1,412,915
Environmental claims (vi)	160,575	4,815	4,709	(4)	(15,107)	154,988
Sub-total	1,922,432	100,392	69,874	(16,675)	(140,130)	1,935,893

Escrow deposits	(19,020)	(582)	(303)	(1)	2,336	(17,570)

Total	1,903,412	99,810	69,571	(16,676)	(137,794)	1,918,323

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Consolidated
	December 31, 2025	Additional provisions	Interest and inflation adjustment	Use of the provision	Amounts not used (reversal)	Business combination (Note 4)	March 31, 2026

Customer claims (i)	134,411	670	3,054	(105)	(10,955)	—	127,075
Supplier claims (ii)	51,342	3,137	7,277	(1,457)	(19,285)	—	41,014
Other civil claims (iii)	154,148	34,967	13,788	(3,700)	(11,409)	2,085	189,879
Tax claims (iv)	12,236	35	191	—	(355)	127,732	139,839
Labor claims (v)	1,409,720	56,768	40,855	(11,409)	(83,019)	41,718	1,454,633
Environmental claims (vi)	160,575	4,815	4,709	(4)	(15,107)	2,531	157,519
Sub-total	1,922,432	100,392	69,874	(16,675)	(140,130)	174,066	2,109,959

Escrow deposits	(19,020)	(582)	(303)	(1)	2,336	—	(17,570)

Total	1,903,412	99,810	69,571	(16,676)	(137,794)	174,066	2,092,389

(b)            Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the quarterly information, since neither are outflows expected to be required nor can the amount of the obligations cannot be reliably measured. Contingent liabilities, assessed as possible loss, net of deposits, are represented as follows:

	Individual and Consolidated
	March 31, 2026	December 31, 2025

Customer claims (i)	247,531	219,312
Supplier claims (ii)	739,787	925,899
Other civil claims (iii)	768,684	812,534
Tax claims (iv)	1,933,598	1,711,737
Labor claims (v)	967,499	918,561
Environmental claims (vi)	5,239,227	5,264,307
Total	9,896,326	9,852,350

(c)	Explanation of the nature of the main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at various courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at various court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, demanding fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company.

The main litigations involving the Company include: a) discharge or release of sewage without proper treatment; b) investment in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; among others.

(d)	Guarantee insurance

The Company has three agreements available for the issue of policies under several types of guarantee insurance, whose limit that can be used as insurance for escrow deposit is R$ 3,225 million.

The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up the effectiveness period of five years. As of March 31, 2026, the amount of R$ 1,498 was available for use.

From the limit available, the insured amounts of the policies issued are deducted and the technical reserves of the insurers are also considered.

24	Contract liability

The contract liability represents EMAE’s obligation to provide construction and infrastructure improvement services for the quota power plants in exchange for amounts already received through the GAG Improvement component of the RAG, in excess of the revenue recognized in the period for the construction and improvement performance obligation. The contract liability is recognized and measured in accordance with paragraphs 105 to 108 of CPC 47 / IFRS 15, based on the difference between the total GAG Improvement amounts received since July 1, 2018 and the cumulative construction and improvement revenue recognized over the same period using the cost-plus-margin method.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

The contract liability is settled as the Company carries out the related improvement investments and recognizes the associated revenues, being reversed directly against construction revenue in profit or loss for the period. No provision is recognized based on estimated investment plans; the contract liability strictly reflects the difference between amounts received and investments effectively incurred.

The Company classifies as current liabilities the portion expected to be settled within twelve months from the reporting date, based on the projected budgeted CAPEX for the subsequent period. The remaining balance is classified as non-current liabilities.

25              Labor and social obligations

	Individual	Consolidated	Individual and Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026
Salaries and payroll charges	24,967	28,396	62,232
Provision for vacation	187,267	192,921	193,878
Provision for 13th salary	19,625	19,625	-
Healthcare plan (i)	12,238	15,825	106,589
Provision for profit sharing (ii)	74,710	90,277	203,784
Incentivized Dismissal Program - IDP (iii)	11,050	11,050	17,126
Voluntary Dismissal Program - VDP (iii)	75,463	75,463	113,338
Consent Decree (TAC)	1,656	1,656	2,163
Knowledge Retention Program (KRP)	519	519	519
Total	407,495	435,732	699,629

(i)	Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the first quarter of 2026, the Company contributed 8.04%, on average, of gross payroll, totaling R$ 37,978 (7.75% in the first quarter of 2025, totaling R$ 56,587) in expenses with salaries, payroll charges, and benefits.

The agreement entered into between SABESP and AAPS (SABESP’s Association of Retirees and Pensioners) regarding the financial compensation to the provider of the VIVEST health plan, for the period of 60 months during the migration of retirees, former employees, pensioners and dependents between health plans, is recorded in this line.

Until March 31, 2026, the total provision amount remains R$ 134,751, of which R$ 42,187 in this line in current liabilities, and R$ 92,564 in non-current liabilities under the line "Other Obligations".

(ii)	Provision for profit sharing (“PPS”)

The Profit Sharing Program was implemented based on an agreement with the labor unions. Payment corresponds to up to one month’s salary for each employee, based on the achievement of established goals. In addition, the short-term incentive program which will be paid as PPS to the Company's management positions, subject to the achievement of individual and collective goals. This program is provisioned monthly, according to the achievement of these targets.

(iii)	Incentivized Dismissal Program (“IDP”) and Voluntary Dismissal Program (“VDPs”)

In June 2023, the Company implemented the IDP to reduce the number of employees in a conciliatory manner, aiming at efficiency gains, increased competitiveness and optimized costs (more details in Note 21 to the Annual Financial Statements as of December 31, 2023).

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

As of March 31, 2026, the amount of R$ 11,050 was recorded in current liabilities, under the line "Labor and social obligations", arising from the provision for indemnity incentives for employees who joined the program. These amounts refer to Health Plan reimbursements to be implemented for 24 consecutive and uninterrupted months, until approximately June 2026.

The VDPs were implemented to reduce the number of employees in a conciliatory manner, aiming at efficiency gains, increased competitiveness and optimized costs and was carried out in three phases:

1- 2025 VDP: applications in the period from December 23, 2024 to January 31, 2025, with 2,039 applications and contractual terminations beginning February 2025 (further details in Note 23 of the Annual Financial Statements as of December 31, 2024).

2- VDPD: applications in the period from August 6, 2025 to August 29, 2025, with 145 applications and contract terminations scheduled from August 6, 2025.

3 –VDP2: applications in the period from September 1, 2025 to September 26, 2025, with 1716 applications and contract terminations according to the schedule previously established, from September 1, 2025.

Until March 31, 2026, the amount of R$ 75,463 was recorded in current liabilities, under the line "Labor and social obligations", arising from the provision for indemnity incentives for employees who joined the programs.

26             Pension plan obligations

The Company has Post-Employment Benefits in the following modalities: Defined Benefit (BD) – G1 Plan (ii) and G0 (i); and Defined Contribution (CD) – SABESPrev Mais (iii) and VIVEST (iv), and only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

Summary of pension plan obligations - Liabilities

	Individual			Consolidated
	March 31, 2026			March 31, 2025
	G1 Plan	G0	Total	G1 Plan	G0	Total

Pension obligations in the beginning of the period	(99,514)	(2,040,647)	(2,140,161)	—	(1,931,145)	(1,931,145)
(Expenses) recognized	(2,709)	(55,747)	(58,456)	(7,052)	(58,322)	(65,374)
Payments made	9,927	52,527	62,454	7,052	49,956	57,008
Pension obligations in the end of the period	(92,296)	(2,043,867)	(2,136,163)	—	(1,939,511)	(1,939,511)

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Consolidated				Consolidated
	March 31, 2026				March 31, 2025
	G1 Plan	G0	EMAE	Total	G1 Plan	G0	Total

Pension obligations in the beginning of the period	(99,514)	(2,040,647)	—	(2,140,161)	—	(1,931,145)	(1,931,145)
(Expenses) recognized	(2,709)	(55,747)	—	(58,456)	(7,052)	(58,322)	(65,374)
Payments made	9,927	52,527	—	62,454	7,052	49,956	57,008
Business combination (Note 4)	—	—	(271,781)	(271,781)	—	—	—
Pension obligations in the end of the period	(92,296)	(2,043,867)	(271,781)	(2,407,944)	—	(1,939,511)	(1,939,511)

(i)	G1 Plan

The defined benefit plan (“G1 Plan”) managed by SABESPREV receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

(ii)       G0

According to State Law No. 4819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments under the "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

(iii)       Sabesprev Mais Plan

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(iv)       VIVEST Plan

Managed by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(v) PSAP/EMAE and EMAE-CD

EMAE sponsors two supplementary pension plans providing retirement and survivor benefits for its employees, former employees, and their respective beneficiaries. The plans, referred to as PSAP/EMAE and EMAE-CD, are administered by VIVEST, a closed private pension entity. The PSAP/EMAE plan has defined benefit characteristics and has been closed to new participants since 2018. In contrast, the EMAE-CD plan, established in the same year, has defined contribution characteristics and does not expose the Company to actuarial risk.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

(vi)       Reconciliation of expenditures with pension plan obligations

	Individual and Consolidated
	March 31, 2026	December 31, 2025

G1 Plan (i)	2,710	7,052
Go (ii)	55,746	58,322
SABESPrev Mais Plan (iii)	4,711	6,291
VIVEST Plan (iv)	1,242	505
Sub-total	64,409	72,170

Capitalized	(2,755)	(2,579)
Reimbursement of additional retirement and pension benefits paid (G0)	(17,302)	(22,634)
Other	868	4,813

Pension plan obligations (Note 32)	45,220	51,770

27              Services payable

	Individual		Consolidated
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025

Service providers	703,348	633,265	705,993	635,144
Municipal Transfers	487,194	448,224	487,194	448,224
FAUSP (a)	1,321,218	1,361,348	1,321,218	1,361,348
Other services	86,948	325,062	87,337	327,700
Total	2,598,708	2,767,899	2,601,742	2,772,416

(a) For further details regarding FAUSP, see Note 30 of the 2025 Annual Financial Statements.

This line records the balances payable, mainly for services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others.

28             Equity

(a)            Capital stock

As of March 31, 2026, the Company’s fully subscribed and paid-in capital, totaling R$ 21,379,216 was composed of registered, book-entry shares with no par value, as follows:

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

March 31, 2026, and December 31, 2025	Common		Preferred		Total Capital
	Number of Shares	%	Number of Shares	%	Number of Shares	%

State of São Paulo (1)(2)	126,888,269	18	1	100	126,888,270	18
Equatorial S.A.	105,736,018	15	—	—	105,736,018	15
Free Float	472,282,519	67	—	—	472,282,519	67
Total	704,906,806	100	1	100	704,906,807	100

(1) Considers 126,684,327 common shares held by the São Paulo State Treasury Department and six common shares held by Cia. Paulista de Parcerias – CPP, a company controlled by the São Paulo State.

(2) Special class preferred share.

As of March 16, 2025, the Board of Directors approved a capital increase from R$ 21,210,000 to R$ 21,379,216 with the capitalization of part of the investment reserve in the amount of R$ 169,216.

In a meeting held on March 16, 2026, the Board of Directors approved the distribution of dividends in the form of interest on equity in the amount of R$ 583,563, corresponding to the minimum mandatory dividend to be paid on April 30, 2026.

(b)            Long-Term Incentive Plan - ILP

At the Extraordinary General Meeting held on April 29, 2025, SABESP's Restricted Share and Performance Plans were approved. The granting of shares is subject to the permanence of the participants in the Company and, in the case of performance shares, in addition to the fulfillment of specific goals such as the Universalization Factor (U Factor) and the Total Shareholder Return (TSR).

The Restricted Share Plan provides its participants with 4-year vesting with the acquisition of 25% of the shares each year. Specifically for the Chief Executive Officer, vesting will be 8 years, following a staggered schedule of annual acquisition.

The Performance Share Plan has a 5-year vesting with annual acquisition conditioned on the achievement of goals for its participants. In the specific case of the Chief Executive Officer, the transfer of shares is planned to occur only at the end of the program period. If U Factor goals are achieved in 2029 (universalization), as provided for in the Concession Agreement – URAE-1, the plan provides for the possibility of accelerating the vesting in October 2030 for all participants.

The number of shares to be granted will be defined by SABESP's Board of Directors, within the aggregate global limit approved by the meeting of 1% of the share capital (on a fully diluted basis).

The Restricted Share Plan and the Performance Share Plan take into account the fair value of the Company's shares on the grant date, and are measured based on the observable market price. There are no alternatives for payment in cash, so that it will be settled by means of treasury shares.

The changes in the number of shares granted, canceled or exercised under these plans are as follows:

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Individual and Consolidated
Changes in shares	Performance shares	Restricted shares	Total

As of march 31, 2026	2,066,834	366,716	2,433,550

No shares were granted, exercised or canceled in the period.

As of March 31, 2026, share-based payment plans have the following maturity dates, fair value and existing shares:

Performance shares:

Individual and Consolidated
Grant date	Vesting rights conditions	Fair value on the grant date	Existing shares	Maximum remaining life

April 29, 2025	Performance conditions met, 1 to 5 years of service	92.18	1,190,252	5
December 19, 2025	Performance conditions met, 1 to 5 years of service	129.87	876,582	5

Restricted shares:

Individual and Consolidated
Grant date	Vesting rights conditions	Fair value on the grant date	Existing shares	Maximum remaining life

April 29, 2025	1 to 8 years of service	92.18	253,474	8
December 19, 2025	1 to 4 years of service	129.87	113,242	4

As of March 31, 2026, an expense of R$ 36 million was recognized in profit or loss for the period referring to the Long-Term Incentive Plans, with a contra entry in Equity.

29             Earnings per share

Basic and diluted

The following table presents the income data and number of shares used in the calculation of basic and diluted earnings per share.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Individual and Consolidated
	January to March 2026	January to March 2025

Profit attributable to the Company's shareholders	1,749,031	1,482,092
Weighted average number of common shares issued for basic earnings per share (*)	3,523,385,573	3,417,549,345

Basic earnings per share (reais per share)	0,50	0,43

Dilutive effect arising from:
Share-based payment	475,385	-
Weighted average number of common shares issued adjusted for the dilutive effect	3,523,860,958	3,417,549,345

Diluted earnings per share (reais per share)	0,50	0,43

(*) Share Split

On March 27, 2026, the Company approved the submission to the shareholders, approved at the Extraordinary General Meeting to be held on April 28, 2026, of a proposal to split all common shares issued by the Company, at a ratio of 1:5, so that each 1 common share will represent 5 common shares, without changing the amount of the Company's capital (“Share Split”).

The Share Split will not result in any change in the proportional interest of the shareholders in the Company’s capital. The resulting shares will grant the same rights as the common shares currently outstanding, including with regard to the distribution of dividends and/or interest on equity, as well as other distributions that may be made by the Company.

As a result of the Share Split, the weighted average number of shares used in the calculation of basic and diluted earnings per share was retrospectively adjusted for all periods presented, as required by IAS 33.

30             Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Since January 2026, following the acquisition of Empresa Metropolitana de Águas e Energia (“EMAE”), the Company has also begun operating in the planning, construction, operation, and maintenance of power generation systems, as well as in the commercialization of electric power. Due to the impracticability of determining the revenue for the period between the acquisition date and the reporting date of these financial information, only the revenue of the sanitation segment is presented below.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

	Individual
	March 31, 2026			March 31, 2025
	Sanitation (i)	Reconciliation to statement of profit or loss	Balance according to quarterly information	Sanitation (i)	Reconciliation to statement of profit or loss	Balance according to quarterly information

Gross operating revenue	6.739.003	3.632.709	10.371.712	6.329.839	2.587.970	8.917.809
Gross sales deductions	(417.152)	—	(417.152)	(501.788)	—	(501.788)
Net operating revenue	6.321.851	3.632.709	9.954.560	5.828.051	2.587.970	8.416.021
Selling, general and administrative expenses	(2.931.028)	(3.632.709)	(6.563.737)	(3.014.609)	(2.587.970)	(5.602.579)
Operating income before other operating expenses, net and equity accounting	3.390.824	—	3.390.824	2.813.442	—	2.813.442
Other operating income (expenses), net			(19.800)			18.123
Equity accounting			12.112			12.567
Financial income, net			(1.027.004)			(594.447)
Profit before income and social contribution taxes			2.356.132			2.249.685
Depreciation and amortization	(696.237)	—	(696.237)	(582.326)		(582.326)

	Consolidated
	March 31, 2026			March 31, 2025
	Sanitation (i)	Reconciliation to statement of profit or loss	Balance according to quarterly information	Sanitation (i)	Reconciliation to statement of profit or loss	Balance according to quarterly information

Gross operating revenue	6,749,091	3,633,311	10,382,402	6,339,411	2,588,996	8,928,407
Gross sales deductions	(417,560)	—	(417,560)	(502,207)	—	(502,207)
Net operating revenue	6,331,531	3,633,311	9,964,842	5,837,204	2,588,996	8,426,200
Selling, general and administrative expenses	(2,937,348)	(3,633,313)	(6,570,661)	(3,022,780)	(2,588,996)	(5,611,776)
Operating income before other operating expenses, net and equity accounting	3,394,183	(2)	3,394,181	2,814,424	—	2,814,424
Other operating income (expenses), net			(18,827)			18,124
Equity accounting			8,311			11,348
Financial income, net			(1,026,100)			(592,970)
Profit before income and social contribution taxes			2,357,565			2,250,926
Depreciation and amortization	(697,472)	—	(697,472)	(583,560)		(583,560)

(i) See Note 36 for further information on non-monetary items, except for depreciation and amortization, that affect segment results, as well as additional information on long-term assets.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

31              Operating revenue

Conciliation of gross operating revenue to net operating revenue:

	Individual		Consolidated
	January to March 2026	January to March 2025	January to March 2026	January to March 2025

Revenue from sanitation services (i)	6,356,385	6,110,108	6,366,473	6,119,680
Construction revenue	3,632,709	2,587,970	3,633,311	2,588,996
Water/sewage reducer (FAUSP) (a)	40,130	(200,498)	40,130	(200,498)
Financial asset of the concession (ii)	342,488	420,229	342,488	420,229
Sale taxes	(395,785)	(473,550)	(396,175)	(473,937)
Regulation, Control and Oversight Fee (TRCF) (iii)	(21,367)	(28,238)	(21,385)	(28,270)
Net operating revenue	9,954,560	8,416,021	9,964,842	8,426,200

(i) Include R$ 44,459 referring to the TRCF charged from customers from January to March 2026 (R$ 30,515 from January to March 2025), in the municipalities regulated by ARSESP.

(ii) See Note 15.

(iii) Amount referring to regulatory, control, and oversight activities paid to regulatory authorities.

(a) See information in Note 30 (a) of the 2025 Annual Financial Statements.

32             Operating costs and expenses

	Individual		Consolidated
	January to March 2026	January to March 2025	January to March 2026	January to March 2025
Operational costs
Salaries, payroll charges, and benefits	(318,937)	(441,881)	(319,031)	(442,003)
Pension plan obligations	(5,228)	(11,237)	(5,228)	(11,237)
Construction costs (Note 30)	(3,632,709)	(2,587,970)	(3,633,311)	(2,588,996)
General supplies	(120,067)	(68,783)	(120,387)	(69,271)
Treatment supplies	(162,779)	(157,892)	(162,889)	(158,236)
Outsourced services	(543,460)	(467,598)	(544,905)	(469,394)
Electricity	(380,858)	(433,951)	(381,544)	(439,572)
General expenses	(232,621)	(199,016)	(232,724)	(199,152)
Depreciation and amortization	(648,061)	(526,547)	(649,296)	(527,781)
	(6,044,720)	(4,894,875)	(6,049,315)	(4,905,642)

Selling expenses
Salaries, payroll charges, and benefits	(32,440)	(50,908)	(32,482)	(50,955)
Pension plan obligations	(656)	(1,955)	(656)	(1,955)
General supplies	(1,724)	(788)	(1,763)	(800)
Outsourced services	(99,051)	(104,934)	(99,179)	(105,109)
Electricity	(1,472)	(287)	(1,472)	(287)
General expenses	(268)	(5,093)	(345)	(5,103)

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

Depreciation and amortization	(14,949)	(8,088)	(14,949)	(8,088)
	(150,560)	(172,053)	(150,846)	(172,297)

Allowance for doubtful accounts (Note 10 (c))	(53,493)	(136,407)	(53,602)	(136,699)

Administrative expenses
Salaries, payroll charges, and benefits	(88,075)	(109,663)	(88,078)	(109,779)
Pension plan obligations	(39,336)	(38,578)	(39,336)	(38,578)
General supplies	(126)	552	(126)	553
Outsourced services	(61,508)	(122,051)	(61,548)	(121,164)
Electricity	(32)	(342)	(1,340)	(342)
General expenses	(55,345)	(59,355)	(55,801)	(59,509)
Depreciation and amortization	(33,227)	(47,691)	(33,227)	(47,691)
Tax expenses	(37,314)	(22,116)	(37,442)	(20,628)
	(314,963)	(399,244)	(316,898)	(397,138)

Operating costs and expenses
Salaries, payroll charges, and benefits	(439,452)	(602,452)	(439,591)	(602,737)
Pension plan obligations (Note 26 (vi))	(45,220)	(51,770)	(45,220)	(51,770)
Construction costs (Note 30)	(3,632,709)	(2,587,970)	(3,633,311)	(2,588,996)
General supplies	(121,917)	(69,019)	(122,276)	(69,518)
Treatment supplies	(162,779)	(157,892)	(162,889)	(158,236)
Outsourced services	(704,019)	(694,583)	(705,632)	(695,667)
Electricity	(382,362)	(434,580)	(384,356)	(440,201)
General expenses	(288,234)	(263,464)	(288,870)	(263,764)
Depreciation and amortization	(696,237)	(582,326)	(697,472)	(583,560)
Tax expenses	(37,314)	(22,116)	(37,442)	(20,628)
Allowance for doubtful accounts (Note 10 (c))	(53,493)	(136,407)	(53,602)	(136,699)

Total	(6,563,736)	(5,602,579)	(6,570,661)	(5,611,776)

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

33             Financial income, net

	Individual		Consolidated
	January to March 2026	January to March 2025	January to March 2026	January to March 2025
Financial Expenses
Interest and charges on borrowings and financing - local currency	(1,263,959)	(596,149)	(1,263,959)	(596,206)
Other financial expenses	(216,040)	(224,605)	(215,725)	(224,605)
Other inflation adjustments	(2,521)	(18,793)	(2,521)	(18,793)
Interest and inflation adjustments on provisions	(29,303)	(95,686)	(29,303)	(95,686)
Total financial expenses	(1,511,823)	(935,233)	(1,511,508)	(935,290)

Financial income
Inflation adjustment - gains	51,504	88,595	51,506	88,596
Income on financial investments	531,200	201,753	531,723	201,971
Interest income	159,243	72,202	159,307	73,517
PIS and Cofins	(29,060)	(17,236)	(29,060)	(17,236)
Other	-	1	-	1
Total financial income	712,887	345,315	713,476	346,849

Financial, net before exchange rate changes	(798,936)	(589,918)	(798,032)	(588,441)

Exchange rate changes
Gains (Losses) on derivative financial instruments and mark-to-market	(228,068)	(4,520)	(228,068)	(4,520)
Other exchange rate changes	-	(9)	-	(9)
Exchange rate changes, net	(228,068)	(4,529)	(228,068)	(4,529)

Net financial result	(1,027,004)	(594,447)	(1,026,100)	(592,970)

34             Other operating income (expenses), net

	Individual		Consolidated
	January to March 2026	January to March 2025	January to March 2026	January to March 2025

Other operating income, net	5,055	22,287	6,025	22,287
Other operating expenses	(24,855)	(4,164)	(24,852)	(4,163)
Other operating income (expenses), net	(19,800)	18,123	(18,827)	18,124

Other operating income includes revenue from the sale of property, plant and equipment, right to sell electricity, indemnities and reimbursement of expenses, contractual fines and guarantees, property leases, reuse water, PURA projects and services, exclusivity agreement and bank commissions,

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

Other operating expenses usually include the derecognition of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses on operational assets and asset indemnification.

35              Commitments

The Company has agreements to manage and maintain its activities and to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of March 31, 2026, are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total

Contractual obligations - Expenses	6,024,158	4,292,963	1,389,117	3,433,554	15,139,792
Contractual obligations - Investments	14,577,604	10,665,678	873,611	452,179	26,569,072
Total	20,601,762	14,958,641	2,262,728	3,885,733	41,708,864

36             Supplemental cash flow information

	Individual		Consolidated
	January to March 2026	January to March 2025	January to March 2026	January to March 2025
Total additions to property, plant and equipment (Note 16 (b))	33,955	60,736	33,955	60,736
Total additions to contract assets (Note 13)	3,755,847	2,788,002	3,756,449	2,789,029
Total additions to intangible assets (Note 14 (b))	-	1,245	-	1,245
Additions from prior periods that impacted the cash flows of the current period	2,165,468	-	2,167,069	-
Items not affecting cash (see breakdown below)	(938,307)	(1,301,088)	(900,779)	(1,301,088)
Total additions to intangible assets and contract assets according to statement of cash flows	5,016,963	1,548,895	5,056,694	1,549,922

Investment and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (a))	233,801	173,738	233,801	173,738
Contractors payable	664,595	1,048,708	664,595	1,048,708
Performance agreements	39,911	78,642	2,383	78,642
Total	938,307	1,301,088	900,779	1,301,088

37	Events after the reporting period
•	Share Incorporation

As of April 24, 2026, SABESP and EMAE informed their shareholders and the market in general that their respective managements will assess the feasibility of the incorporation, by SABESP, of all shares issued by EMAE not already held by SABESP.

The feasibility study of the Share Incorporation will include the identification of the authorizations, conditions, and procedures required for its implementation, as well as the establishment of independent committees to negotiate the exchange ratio, in accordance with CVM Guidance Opinion No. 35, dated September 1, 2008. In this context, SABESP submitted to the CVM the unification of the Public Tender Offer for the Sale of Control with a public tender offer to increase

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended March 31, 2026 In thousands of reais, unless otherwise stated

its shareholding (collectively, the “Unified Public Tender Offer”), with the purpose of acquiring up to all of the outstanding common shares of EMAE, at a price of R$ 61.83 per common share (subject to adjustments based on the Selic rate).

If the Share Incorporation is effectively approved by the Companies’ management bodies and their shareholders, EMAE will become a wholly owned subsidiary of SABESP, and EMAE’s shareholders will receive, in exchange, shares issued by SABESP, in accordance with the exchange ratio to be negotiated by the aforementioned independent committees. The proposed Share Incorporation aims to simplify and optimize the Companies’ corporate structure by consolidating their shareholder bases into a single company and reducing operating costs.

•	Ordinary General Shareholder’s Meeting

As of April 28, 2026 was held the Annual Shareholder’s Meeting. The matters approved at the meeting had no impact on these financial statements.

•	Stock Split

On April 28, 2026, the Extraordinary General Meeting approved the split of all common shares issued by the Company at a ratio of 1:5, whereby each 1 (one) common share will now represent 5 (five) common shares, with no change to the share capital (“Stock Split”).

As a result of the Share Split, the Company's share capital will now be divided into 3,524,534,025 (three billion, five hundred twenty-four million, five hundred thirty-four thousand and twenty-five) common shares, all nominative, book-entry and without par value, and 1 (one) special class preferred share held exclusively by the State of São Paulo.

The Company's shares will be traded ex-split as of April 29, 2026, based on the shareholder position as of the record date of April 28, 2026. The shares resulting from the split will be credited to the respective shareholders on April 30, 2026 and, so they will be reflected in the shareholders' positions at the opening of the market on May 4, 2026. Such shares will grant their holders the same rights attributed to previously existing common shares, including participation in dividends and/or interest on equity and other distributions that may be declared by the Company after the present date.

As a result Stock Split, the weighted average number of shares used in the calculation of basic and diluted earnings per share has been retrospectively adjusted for all periods presented, as required by IAS 33, see Note 29.

A free translation from Portuguese into English of independent auditor’s review report on quarterly information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and the IFRS Accounting Standards

Independent auditor’s review report on quarterly information

To the Shareholders and Executive Board of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information contained in the Quarterly Information Form (ITR) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) for the quarter ended March 31, 2026, which comprises the statement of financial position as of March 31, 2026 and the related statements of profit or loss, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

The executive board is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) Interim Financial Reporting, and IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Review of corresponding figures

The individual and consolidated interim financial information of the Company for the period ended March 31, 2025, were reviewed by another independent auditor, who issued a report dated May 12, 2025, without modification.

Statements of value added

The abovementioned quarterly information includes the individual and consolidated statement of value added (SVA) for the three-month period ended March 31, 2026, prepared under the Company management’s responsibility and presented as supplementary information under IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim 342 financial information and the accounting records, as applicable, and if their format and content are in accordance with the criteria set forth by Accounting Pronouncement CPC 09 Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in accordance with the criteria set forth by this standard and consistently with the overall individual and consolidated interim financial information.

São Paulo, May 07, 2026.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC SP-034519/O

Original report in Portuguese signed by

Uilian Dias Castro de Oliveira

Accountant CRC SP-223185/O

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Reports and Statements / Executive Officer’s Statement on the Quarterly Information

Executive Officers’ Statement on the Quarterly Information

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item VI of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the quarterly information for the period ended March 31, 2026.

São Paulo, May 7, 2026.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Carlos Augusto Leone Piani CEO

Daniel Szlak

Chief Financial and Investor Relations Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Reports and Statements / Executive Officer’s Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Firm STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item V of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended March 31, 2026.

São Paulo, May 7, 2026.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Carlos Augusto Leone Piani

CEO

Daniel Szlak

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 7, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.